**SECURITIES AND EXCHANGE COMMISSION**
Washington, D.C. 20549

**FORM 6-K**

**REPORT OF FOREIGN PRIVATE ISSUER**
**PURSUANT TO RULE 13a-16 or 15d-16 OF**
**THE SECURITIES EXCHANGE ACT OF 1934**

**Report on Form 6-K dated**

**30 JANUARY 2004**

---

 AngloGold Limited 
**(Name of Registrant)**

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
 South Africa 
**(Address of Principal Executive Offices)**

---

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

**Form 20-F:** ☒      Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑      **No**: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑      **No**: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑      **No**: ☒

Enclosures: REPORT FOR THE QUARTER AND YEAR ENDED 31 DECEMBER 2003.

| |
|---|
| THE RESULTS HAVE BEEN PREPARED IN ACCORDANCE WITH INTERNATIONAL ACCOUNTING STANDARDS |



*Donna Kodger – Senior Equipment Operator at CC&V*

# Report

## *for the quarter and year ended 31 December 2003*

### Group results for the quarter …

◆ Adjusted headline earnings[1] increased by 12% to $75m

◆ Adjusted operating profit[2] increased by 1% to $137m

◆ Total cash costs increased by 5% to $249/oz impacted by strong local currencies

◆ Gold production steady at 1.39Moz

◆ Received gold price[3] $392/oz

### … and for the year

◆ Adjusted headline earnings[1] decreased by 23% to $282m

◆ Adjusted operating profit[2] decreased by 12% to $559m

◆ Total cash costs increased by 42% to $229/oz impacted by strong local currencies

◆ Gold production down by 5% to 5.62Moz

◆ Average dollar gold spot price 17% higher at $363/oz, but 16% lower in rand terms at R88,058/kg

◆ Final dividend declared at R3.35 per share or 48 US cents per share, resulting in a total dividend of R7.10 or 99 US cents per share

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | Dec 2003 | Sept 2003 | Dec 2003 | Dec 2002 | Dec 2003 | Sept 2003 | Dec 2003 | Dec 2002 |
| | | Unaudited | Unaudited | Reviewed | Audited | Unaudited | Unaudited | Reviewed | Audited |
| | | SA Rand/Metric | | | | US Dollar/Imperial | | | |
| **Operating review** | | | | | | | | | |
| Gold | | | | | | | | | |
| Produced | – kg / oz (000) | **43,210** | 43,240 | **174,668** | 184,711 | **1,389** | 1,390 | **5,616** | 5,939 |
| Price received[3] | – R/kg / $/oz | **84,705** | 86,619 | **87,826** | 101,817 | **392** | 364 | **363** | 303 |
| Total cash costs | – R/kg / $/oz | **53,846** | 56,311 | **55,442** | 54,037 | **249** | 237 | **229** | 161 |
| Total production costs | – R/kg / $/oz | **65,128** | 65,502 | **65,703** | 68,241 | **301** | 275 | **272** | 203 |
| | | | | | | | | | |
| **Financial review** | | | | | | | | | |
| Operating profit | – R / $ million | **1,060** | 1,304 | **4,667** | 6,784 | **159** | 176 | **622** | 650 |
| Adjusted operating profit[2] | – R / $ million | **926** | 1,004 | **4,229** | 6,683 | **137** | 136 | **559** | 638 |
| | | | | | | | | | |
| Net profit | – R / $ million | **611** | 729 | **2,331** | 3,444 | **93** | 97 | **312** | 332 |
| | | | | | | | | | |
| Headline earnings | – R / $ million | **585** | 674 | **2,379** | 3,920 | **89** | 90 | **318** | 376 |
| Adjusted headline earnings[1] | – R / $ million | **506** | 497 | **2,133** | 3,854 | **75** | 67 | **282** | 368 |
| | | | | | | | | | |
| Capital expenditure | – R / $ million | **1,057** | 661 | **2,744** | 2,842 | **148** | 88 | **363** | 271 |
| | | | | | | | | | |
| Earnings per ordinary share | – cents/share | | | | | | | | |
| Basic | | **274** | 327 | **1,046** | 1,552 | **42** | 44 | **140** | 150 |
| Diluted | | **273** | 326 | **1,042** | 1,545 | **42** | 43 | **139** | 149 |
| Headline | | **263** | 303 | **1,068** | 1,767 | **40** | 40 | **143** | 169 |
| Adjusted headline earnings[1] | | **227** | 223 | **957** | 1,737 | **34** | 30 | **127** | 166 |
| | | | | | | | | | |
| Dividends | – cents/share | | | **710** | 1,350 | | | **99** | 146 |

Note:  1.  Headline earnings before unrealised non-hedge derivatives and marked-to-market of debt financial instruments
2.  Operating profit excluding unrealised non-hedge derivatives
3.  Price received includes realised non-hedge derivatives

$ represents US dollar, unless otherwise stated

# Letter from
# Chairman and CEO



**Russell Edey**
*Chairman*

**Bobby Godsell**
*Chief Executive Officer*

Dear Shareholder

### Steady performance for the December Quarter

AngloGold reports a steady performance for the final quarter of 2003, after the solid results of the previous quarter, at a time when the strong rand is negatively impacting the profits of South African export-oriented producers. Although total cash costs across the company increased by 5% to $249/oz, the cash costs of the South African operations, measured in local currency terms, were 1% lower at R60,784/kg, due to improved grades, cost containment and lower inflation. Similarly, unit costs in Australian dollar terms at Sunrise Dam were some 13% lower.

Gold production was virtually unchanged for the quarter at 1.39Moz. We are pleased that the steps taken to overcome technical difficulties at Cripple Creek & Victor in Colorado and Cerro Vanguardia in Argentina are beginning to yield results. There were improved production performances at both of those operations, as well as at Geita, although these were offset by the continuing grade decline at Morila and a drop off in performance at Kopanang and Mponeng. Operating profit, adjusted to exclude non-hedge derivatives, was marginally higher this quarter, at $137m. Similarly, adjusted headline earnings, including a favourable $7m in abnormal items, were 12% higher at $75m, or 34 cents per share.

For the year ended 31 December 2003, AngloGold's performance was affected by a combination of stronger currencies in most of the company's operating regions as well as lower ore grade in several of these regions. Unit cash costs were $68/oz higher, at $229/oz, for the same reasons. Adjusted headline earnings in 2003 were 23% lower than those for the previous year, at $282m, or 127 cents per share.

The gold price reflected the 20% decline in the value of the US dollar against the euro during 2003. The average spot price for 2003, at $363/oz, was 17% higher than the average for 2002. Against this background, AngloGold's net delta hedge position was again marginally lower over the fourth quarter, at 8.59Moz, illustrating the company's continued faith in the strength of the gold price.

Our mine safety performance for the year 2003 in South Africa was disappointing, after a 16% improvement in the lost time injury frequency rate (LTIFR) during the previous year. The LTIFR for 2003 is virtually unchanged from the 2002 figure, and the fatality frequency rate improved by only 6%. Fatalities in the South Africa region improved by 40% during the second half of 2003 compared to the first half. If we can continue this trend, a step change in our safety performance seems possible.

We also announce that AngloGold proposes to pay a final dividend for the year of R3.35 per share. This gives a total dividend for the year of R7.10, and continues AngloGold's practice of paying to shareholders a high proportion of the company's earnings, once we have provided for our organic growth objectives.

### Looking ahead: the making of the African global gold company

There has been substantial progress made in the merger of AngloGold and Ashanti, and we are well on track to create what will be the leading African gold company and one which will effectively compete with its peers globally.

On 12 December 2003, we announced that AngloGold had entered into a support agreement with the Government of Ghana in its role as holder of 16.9% of the share capital of Ashanti Goldfields Company and that it had agreed the terms of a stability agreement concerning certain fiscal and regulatory undertakings, in the Government's role as regulator of Ashanti.

AngloGold has also received confirmation from the US Securities and Exchange Commission (SEC) of the availability of an exemption under Section 3(a)(10) of the US Securities Act of 1933 that will enable the company to issue AngloGold shares relating to the merger of AngloGold and Ashanti without registration in the United States.

Once the required approvals of the Parliament and Government of Ghana have been received, the scheme documents will be finalised and distributed to Ashanti shareholders and we expect the transaction to close during April 2004.

Looking ahead to the rest of 2004 and following the completion of this deal during April, we are anticipating that gold production will increase from 5.6Moz to approximately 6.6Moz. Assuming an exchange rate of R7.00 to the US dollar, we are expecting unit cash costs to rise to $238/oz and capital expenditure to increase to $589m.

**Russell Edey**
Chairman

**Bobby Godsell**
Chief Executive Officer

29 January 2004

# Operations **at a glance**

## for the quarter ended 31 December 2003

| | Price received [1] | | Production | | Total cash costs | | Cash operating profit [2] | | Adjusted operating profit [3] | |
|---|---|---|---|---|---|---|---|---|---|---|
| | $/oz | % Variance [4] | oz (000) | % Variance [4] | $/oz | % Variance [4] | $m | % Variance [4] | $m | % Variance [4] |
| Great Noligwa | 414 | 8 | 218 | - | 232 | 6 | 37 | - | 34 | (3) |
| TauTona | 407 | 14 | 164 | (4) | 208 | 5 | 31 | 15 | 28 | 12 |
| Geita [5] | 340 | 2 | 117 | 33 | 136 | (28) | 23 | 92 | 19 | 111 |
| Sunrise Dam | 425 | 19 | 93 | 9 | 230 | (5) | 19 | 138 | 12 | 300 |
| Cerro Vanguardia [5] | 359 | 12 | 58 | 41 | 138 | (20) | 14 | 100 | 7 | 250 |
| Kopanang | 415 | 8 | 124 | (6) | 297 | 14 | 13 | (19) | 11 | (21) |
| Mponeng | 404 | 13 | 119 | (8) | 293 | 18 | 13 | (13) | 8 | (20) |
| Morro Velho | 341 | (4) | 61 | 3 | 144 | (1) | 12 | - | 9 | - |
| Cripple Creek & Victor J.V. | 328 | (10) | 76 | 15 | 203 | (6) | 10 | (17) | 1 | (67) |
| Morila [5] | 367 | 5 | 48 | (40) | 182 | 67 | 9 | (53) | 4 | (71) |
| Sadiola [5] | 395 | 6 | 50 | 19 | 223 | 14 | 8 | - | 5 | - |
| Tau Lekoa | 413 | 7 | 80 | 1 | 342 | 8 | 6 | 20 | (1) | (125) |
| Serra Grande [5] | 340 | (4) | 23 | (4) | 131 | 20 | 6 | 20 | 5 | 25 |
| Yatela [5] | 395 | 10 | 17 | (15) | 322 | 29 | 1 | (67) | (2) | (300) |
| Navachab | 393 | 9 | 16 | (11) | 349 | 15 | 1 | 100 | 1 | 100 |
| Union Reefs | 335 | (7) | 5 | (78) | 179 | (25) | - | (100) | - | (100) |
| Ergo | 395 | 9 | 51 | 13 | 365 | (11) | - | 100 | - | 100 |
| Savuka | 405 | 13 | 42 | (5) | 544 | 12 | (9) | (13) | (9) | (13) |
| Other | | | 27 | (68) | | | 11 | (57) | 5 | 40 |
| **AngloGold Group** | 392 | 8 | 1,389 | - | 249 | 5 | 205 | 8 | 137 | 1 |

[1] Price received includes realised non-hedge derivatives.

[2] Adjusted operating profit plus amortisation of mining assets.

[3] Operating profit excluding unrealised non-hedge derivatives.

[4] Variance December 2003 quarter on September 2003 quarter - Increase (Decrease).

[5] Attributable

# Financial and Operating Review

## OVERVIEW OF THE QUARTER AND THE YEAR

AngloGold's adjusted headline earnings[1] for the December quarter increased by 12% to $75m.

The operations overall maintained their sound performance in the fourth quarter of 2003, with adjusted operating profits[2] increasing marginally to $137m. Geita's results continued to improve and there were better performances from Sunrise Dam, Cripple Creek & Victor (CC&V) and Cerro Vanguardia. Kopanang, Mponeng and Morila all reported lower adjusted operating profit[2] than the previous quarter due to volume and grade reductions.

Gold production for the quarter was steady at 1.39Moz, although total cash costs were 5% higher at $249/oz, largely as a result of stronger operating currencies, with the rand strengthening by 9% over the US dollar since the previous quarter.

For the 12 months ended 31 December 2003, production declined by 5% to 5.6Moz, largely as a result of lower grades in all of the operating regions. Total cash costs were $229/oz or $68/oz higher for the year and adjusted operating profit[2] was 12% lower at $559m, mainly due to significantly stronger operating currency values against the US dollar. Adjusted headline earnings[1] decreased by 23% to $282m over the period.

## OPERATING RESULTS FOR THE QUARTER

### SOUTH AFRICA

At **Great Noligwa,** volume mined rose by 12% due to the continued focus on improving production efficiencies, with yield also increasing by 5% to 11.18g/t. Despite the improved efficiencies and higher grades, gold production at 6,770kg (218,000oz) was only marginally higher than that of the previous quarter due to reduced tramming efficiency during December. Tramming has subsequently been identified as an area of focus for improvement at Great Noligwa in 2004. Total cash costs at R50,295/kg ($232/oz) decreased by 4% despite the higher volumes mined, with most of these savings coming from lower power costs and the continued focus on reducing costs at the operation. Adjusted operating profit[2] at R230m ($34m) fell by 11%. The lost time injury frequency rate (LTIFR) improved by 26% although tragically, one employee died in a fall of ground incident.

At **Kopanang,** an increased focus on safety, following the deaths of three employees in incidents involving falls of ground in November, had a significant impact on the volume mined for that month. This, together with a fire on 44/47 levels in December, resulted in a 6% decrease in gold production to 3,866kg (124,000oz). Total cash costs increased by 3% to R64,281/kg ($297/oz) largely because of the lower gold production. This was partially offset by savings on treatment and power costs and on mine cost-saving initiatives such as stricter ordering procedures and inventory controls. Adjusted operating profit[2] at R75m ($11m) decreased by 29% largely as a result of reduced gold revenue and a lower received price.

**Tau Lekoa's** volume mined decreased by 3% as a result of lower than planned face advance. With yield steady at 4.04g/t, the 2% increase in tonnage milled from the surface stockpile enabled gold production to improve by 2% to 2,492kg (80,000oz). Total cash costs at R74,058/kg ($342/oz) went up by 2%, mainly as a result of increased gold production. The adjusted operating profit[2] decreased from R32m to a loss of R6m, mainly owing to an increase in amortisation charges of R36m ($6m). This arose from an adjustment made to the operation's reserves. The quarter saw a 14% improvement in the LTIFR.

Despite reductions in stoping width at **Savuka** in order to achieve higher productivity through mining less waste, a 7% improvement in volume mined was achieved for the quarter. In addition, several development ends were stopped which together with the reduced stoping width resulted in a 9% drop in tonnage milled. This was partially offset by an improved yield – up by 4% to 5.71g/t. Gold production declined by 5% to 1,304kg (42,000oz). This led to a 2% increase in total cash costs to R117,763/kg ($544/oz). The drop in gold revenue increased adjusted operating losses[2] by 5% to R59m ($9m). Two employees died in accidents and there was a 3% deterioration in the LTIFR.

At **Mponeng**, the impact of increased seismicity on available panels is reflected in a 6% decrease in the volume mined. Gold production was down by 9% to 3,696kg (119,000oz) partly owing to the lower volumes mined, but also because of the lower tonnages delivered to the plant. Total cash costs increased by 7% to R63,437/kg ($293/oz) mainly as a result of the lower gold production which was partially offset by 2% from cost savings initiatives. Adjusted operating profit[2] at

R51m ($8m) decreased by 30% and reflects the impact of the lower gold production. LTIFR improved by 13%.

At **TauTona**, improved face length and face advance resulted in an 11% increase in volume mined. The impact of the fire in the previous quarter resulted in a 7% reduction in yield to 12.21g/t. This drop in yield was only partially offset by a 4% increase in tonnes treated, resulting in a 4% decrease in gold production to 5,086kg (164,000oz). Despite the lower production, an 8% improvement in operating expenditure through the re-phasing of major expenditures and reduced power consumption, resulted in a 4% decrease in total cash costs to R45,014/kg ($208/oz). The 4% increase in adjusted operating profit[2] of R190m ($28m) reflects the benefit of these cost reductions. There was an 8% improvement in the LTIFR.

At **Ergo**, the warmer weather led to improvements in the thickening operations quarter-on-quarter. The tonnage throughput increased by 5% which, together with a yield that went up by 11% to 0.21g/t from higher head grades, and improved calcine gold contribution, resulted in a 14% rise in gold production to 1,597kg (51,000oz). Total cash costs were down by 19% to R79,185/kg ($365/oz), as a result of improved gold production as well as a reduction in planned major expenditures. The adjusted operating profit[2] of R2m (from the loss of R22m in the previous quarter) reflects the impact of the increased gold production and cost reductions.

### EAST AND WEST AFRICA

**Geita** (50% attributable) increased production by 33% to 117,000oz, largely owing to an anticipated 37% increase in recovered grade to 5.26g/t. Total cash costs decreased by 28% to $136/oz due to the higher production whilst adjusted operating profit[2] rose by 111% to $19m. There were three lost time injuries recorded during the quarter.

Production at **Morila** (40% attributable) decreased by 40% to 48,000oz. As was anticipated and reported previously, recovered grade declined by 42% to 4.41g/t. The decrease in production, coupled with increased mining contractor costs resulted in total cash costs rising by 67% to $182/oz. Adjusted operating profit[2] for the quarter decreased by 71% to $4m. Commissioning of the plant expansion project was delayed to January 2004. There were four lost time injuries recorded during the quarter.

At **Navachab**, a 5% decrease in milled tonnage throughput coupled with a 2% decline in recovered grade, resulted in a 7% drop in gold production to 16,000oz. As a result, total cash costs went up by 15%

to $349/oz, but with a 9% increase in the price received, adjusted operating profit[2] for the quarter rose by $1m. The mine had one lost time injury for the quarter.

At **Sadiola** (38% attributable), production went up by 19% to 50,000oz as a result of a 9% increase in milled tonnage throughput, coupled with a 9% improvement in recovered grade. Total cash cost increased by 14% to $223/oz whilst adjusted operating profit[2] remained steady at $5m. The rise in cash costs was caused by higher reagent costs associated with the increased treatment of sulphide material and higher metallurgical plant maintenance costs. The mine had no lost time injuries for the quarter.

Production at **Yatela** (40% attributable) decreased by 15% to 17,000oz. An increase of 44% in tonnage stacked, as a result of the rectification of commissioning problems with the new crusher circuit during the third quarter, was offset by a decline in the recovered grade. The decrease in the grade was largely due to artificially high grades in the third quarter resulting from the low tonnages stacked. As a consequence of the lower production, total cash costs increased by 29% to $322/oz and adjusted operating profit[2] decreased by $3m. Yatela recorded one lost time injury for the quarter.

### NORTH AMERICA

At **Cripple Creek & Victor** (67% ownership with 100% interest in production until the initial loans are repaid) production was up by 15% quarter-on-quarter at 76,000oz due to improvements in leach solution chemistry and production from Phase 4B of the leach pad, which is closer to the liner and therefore produces gold in a much shorter time. Total cash costs were 6% lower than those of the third quarter at $203/oz as production increased without a significant rise in costs. Despite increased production, adjusted operating profit[2] was $2m lower than that for the third quarter at $1m due to unfavourable gold prices and higher production costs. There were no lost time injuries for the quarter and three lost time injuries for the year.

The new processing facilities exceeded design capacity in each of the three months during the quarter, and haulage fleet availability ended the year only slightly below targeted levels. Phase 4B of the leach pad construction has ceased for the winter and will resume in June 2004. Stacking started during the third quarter on this area of the leach pad, which was then under irrigation for part of the fourth quarter.

As announced in the June quarter, AngloGold sold its interests in the **Jerritt Canyon** joint venture to



Cripple Creek
& Victor

Alaska

U.S.A.

Morro
Velho

Brazil

Argentina

Cerro
Vanguardia

Yatela
Sadiola

Morila

Mali

Crixas,
Serra Grande

Navachab

Namibia

Republic of
South Africa

Geita

Tanzania

SA Operations
Great Noligwa
Mponeng
TauTona
Savuka
Kopanang
Tau Lekoa
Moab Khotsong
(in development)
Ergo

Union Reefs
(closed effective
July 2003)

Australia

Sunrise Dam

Queenstake Resources. The transaction took effect on 30 June 2003.

## SOUTH AMERICA

At **Cerro Vanguardia** (92.5% attributable), gold production was 41% higher at 58,000oz due to a 20% improvement in recovered grade to 7.25g/t and a 17% increase in ore treated. This was as a result of changes to the production programme associated with the commissioning of the scrubber system in the grinding circuit, permitting the effective treatment of wet higher-grade material. Total cash costs were 20% lower than those of the previous quarter at $138/oz, mainly because of higher gold produced and silver by-product credits which were up by 21%. Adjusted operating profit[2] rose significantly to $7m largely as a result of increased sales volumes, higher received price and lower total cash costs. The mine recorded an LTIFR of 7.54 for the quarter.

At **Morro Velho,** gold production was 3% higher than for the previous quarter at 61,000oz, due to a 6% improvement in recovered grade to 6.87g/t. This was despite a 2% reduction in the ore treated. Total cash costs decreased by 1% to $144/oz mainly because of the increased gold production. Adjusted operating profit[2] remained steady at $9m. The mine had a 4.65 LTIFR.

At **Serra Grande** (50% attributable), gold production decreased by 4% from the previous quarter to 23,000oz. Total cash costs were 20% higher at $131/oz mainly owing to higher labour costs reflecting annual union agreement negotiations in November, energy cost increases and reduction in the gold produced. Adjusted operating profit[2] increased to $5m chiefly because of a 9% rise in sales volume. There were no lost time injuries at Serra Grande during the quarter.

The LTIFR (including contractors) for the region in the year was 4.48. This compares favourably with the Ontario underground metalliferous mines benchmark of 6.5.

## AUSTRALIA

At **Sunrise Dam,** production during the quarter increased by 9% to 93,000oz. As forecast, mining in higher grade areas resulted in a higher recovery, from 80% in the previous quarter to 83% this quarter, with a resultant increase in recovered grade to 3.03g/t. Mining will return to some of the lower grade areas in the first quarter of 2004. Mill throughput for the quarter increased by 7%. Total cash costs decreased by 13% to A$321/oz ($230/oz) and adjusted operating profit[2] improved by 239% to A$16m ($12m) primarily due to a

higher price received and a greater volume sold. There were two lost time injuries during the quarter. Underground development commenced in October and, by year-end 2003, more than 500m of decline development had been completed.

Milling operations at **Union Reefs** shut down in October, with the majority of production reported for the fourth quarter from clean-up activities. Gold produced was 5,000oz compared with 23,000oz for the previous quarter and with no mining or milling, total cash costs decreased to A$254/oz ($179/oz). There were again no lost time injuries recorded for the quarter. In November, AngloGold announced that it had reached a conditional agreement with Greater Pacific Gold Ltd to sell the Union Reefs mine, associated assets and tenements for a staged consideration of A$6.2m ($4.5m).

In November, AngloGold reached agreement to sell its Western Tanami Project, which includes the Coyote deposit, to Tanami Gold NL. The consideration comprises A$9m ($7m) in cash, 25 million ordinary shares in Tanami Gold and a phased production royalty.

Work to update the November 2000 **Boddington** Expansion Feasibility Study project continued.

---

Note:

All references to price received includes the realised non-hedge derivative gains (losses).

Rounding of figures may result in computational discrepancies.

In the case of joint venture operations, all production and financial results are attributable to AngloGold.

[1]  Adjusted to exclude unrealised non-hedge derivatives and marked-to-market of debt financial instruments.

[2]  Adjusted to exclude unrealised non-hedge derivatives.

# Exploration

AngloGold's exploration activities are focused on discovering long-life, low-cost orebodies, utilising multi-disciplinary teams and appropriate state-of-the-art exploration techniques and technology.

**During the quarter**

Exploration continued to yield encouraging results from several projects. In Mali at Sadiola oxide drilling at FE3 and FE4 showed strike continuity and in Brazil at Corrego do Sitio mineralisation has been traced over a down-plunge length of 900m and underground exploration development has confirmed the drilled gold grades.

**Regional exploration overview**

1. At Sadiola in **Mali,** Phase VI of the hard sulphides diamond drilling programme was completed and orebody modelling is in progress. Additional drill hole samples from the main sulphide zone have been submitted for metallurgical test work.

   Exploration for satellite oxide mineralisation at Sadiola continued to focus on the FE3 Southern Extension and FE4 targets. Diamond drilling to test the gap between FE3 and FE4 intersected mineralisation. An initial sulphide drilling programme was completed at FE3 and FE4, intersecting the oxide limit at F4 deeper than expected at 200m.

   In-fill drilling completed at Alamoutala, indicated that mineralisation could be extended to the north-east and south of the current pit.

   Greenfields exploration continued at Kola, south of Morila. Due to negative drilling results at Sinsin, east of Morila, the permit will be relinquished in 2004. At Garalo, located 100km SW of Morila, Reverse Circulation (RC) drilling of Rotary Airblast (RAB)-delineated gold anomalies produced encouraging results requiring further drilling in 2004. At the Banzana permit, located 140km SW of Morila on the Cote d'Ivoire border, soil sampling is in progress with RAB-drilling scheduled for the second quarter of 2004.

2. At Geita in **Tanzania**, geological modelling continues at Nyankanga West and a reconnaissance RC drilling programme was completed at Nyankanga South**,** with assay results pending. Diamond drilling at Geita Hill concentrated on the gap between Geita Main and North East

Extension. The results from RC drilling at Chipaka, indicated a possible westerly extension to the currently defined deposit.

3. In **North America** at the Cripple Creek & Victor Joint Venture (CC&V) in the **United States** drilling was completed in the current mining areas to define ore trends and mining limits and to assist with mining schedules. Drilling continued at the Wildhorse Extension project in the northern part of the Cripple Creek District.

   Greenfields exploration was conducted at several projects in the Tintina Gold Belt of central Alaska (**USA**) and at the west end of the Red Lake (Ontario, **Canada**) camp. In Alaska, AngloGold acquired 100% ownership of the West Pogo Joint Venture after purchasing Zeus Exploration's interest. In addition, AngloGold acquired new land parcels on several other targets within the Tintina Gold Belt. At Red Lake work focused on analysis of data from the rationalised properties at the west end of Belt. Further exploration is planned for all project areas in Alaska and Red Lake subject to a further review in 2004.

4. In **South America** diamond drilling of the **Carruagem** shoot at the Lamego project in **Brazil** has confirmed the down-plunge continuity of the mineralisation to a vertical depth of 400m, but at marginal grades with further drilling planned in 2004.

   Drilling of the Cachorro Bravo orebody at Córrego do Sítio has defined the down-dip limit of the principal mineralised horizons and has confirmed the flat (20 degree) northerly plunge of the mineralisation for a down-plunge length of 900m, which is still open ended. Seventy-five metres of underground exploration access strike development has been completed on the principal 200 ore horizon, with 26 face samples, assaying a weighted average of 14.32g/t over an average sampled true width of 3.31m.

5. At the Crixás mine in **Brazil**, ongoing drill testing of the Forquilha Sul ore zone has further extended the mineralisation along strike and down-plunge to the north-west.


RED LAKE AREA
WEST END PROPERTIES
Pipestone N.
Golden Tree
Pipestone East
Rivard
Newman Todd
Advance
1km
MALI SOUTH
EXPLORATION AREAS
Morila
Sinsin
Kola
Garalo
M A L I
Banzana
Cote D'Ivoire
50km
Alaska
Tintina Gold Belt
Canada
Red Lake
U.S.A.
3
Cripple Creek
& Victor
Wildhorse Ext
6
Peruvian Andes
La Rescatada
Peru
Brazil
Argentina
7
Cerro
Vanguardia
Loma North & East
Mangas South
Monica South
4
Morro Velho
Lamego - Carruagem
Corrego do Sitio -
Cachorro Bravo
5
Crixas,
Serra Grande
Forquilha Sul
1
Yatela
Alamoutala
Sadiola
FE3 & FE4
Morila
Mali
Namibia
Navachab
South
Africa
Tanzania
2
Geita
Nyankanga South
Geita Hill "Gap"
Chipaka
Mongolia
Australia
Boddington
8
Sunrise Dam
Hammerhead
Astro
Summercloud
9
VAAL RIVER REGION
CURRENT DRILLING
Goedgenoeg
area
Current
drill hole
2 completed
drill holes
TAU
LEKOA
Shaft
WELTEVREDEN
HARMONY - ORKNEY
KOPANANG
GREAT
NOLIGWA
MOAB
KHOTSONG
Lower
mine block
Current diamond
drill hole
5000m
Mines
Greenfields exploration areas
Brownfields exploration areas



6. Greenfields exploration in **Peru** has generated three projects, which will be drill tested in 2004. Exploration drilling was completed at La Rescatada and metallurgical studies on the refractory sulphide ore are in progress.

7. At Cerro Vanguardia in **Argentina** encouraging gold-values continued to be returned by diamond and RC drilling at Lomo North & East, the Mangas South Extension and the Monica South veins.

8. In **Australia** drilling at Sunrise Dam focused on underground targets that would be accessible via the new decline.  Targets included the recently discovered Hammerhead Zone to the east of the pit, newly identified mineralisation immediately to the west of the pit and the Astro Zone, beneath the Sunrise Shear. All intercepts lie between 350m and 400m below surface. Drilling also continued to test the narrow, high-grade, Summercloud-style mineralisation discovered in the last quarter approximately 150m west of the pit.

9. In **South Africa** ongoing diamond drilling from surface at Goedgenoeg, west of Tau Lekoa, is aimed at delineating additional Ventersdorp Contact Reef resources.  The two boreholes intersected the target horizon, however, gold values were negligible.  One surface diamond drill hole is in progress in the Moab Khotsong area testing the Vaal Reef within the Lower Mine Block.

_____

Note:
Unless otherwise stated, all intercepts are drilled widths.

# Review of the
# gold market

The final quarter of 2003 saw a strong finish to a good year for the gold price.

The spot price for the metal reached over $417/oz during December and touched $430/oz in early 2004, although the market has since retraced to around $410/oz. The average gold price for 2003 of $363/oz was $53 or 17% above the average price for 2002. The gold price again mirrored moves in the currency markets, particularly the US dollar exchange rate against the euro, which fell steadily during the fourth quarter to reach an all-time low of $1.27 to the euro in December. This reflects a loss in value of almost 20% during 2003. The rand proved as volatile and the currency moved in a range of almost 20%, between R6.07 and R7.28 to the US dollar.

**GOLD PRICE DRIVERS**

The primary mover in gold continues to be strong speculator and investor interest in the metal, driven by a number of fundamental economic circumstances. Amongst these circumstances is most certainly the anticipated further decline in the value of the US dollar. These same influences have pushed up prices of base metals and other commodities, although the extent of investor interest in precious metals is relatively high compared with the rest of the metals sector. The quarter again saw higher levels of open positions on the New York Commodity Exchange (Comex), reaching an all-time high of 19Moz, or almost 600t, net long in futures and options contracts combined.

During the final quarter of 2003, the spot gold price tracked the dollar/euro exchange rate particularly closely. This exchange rate is valuable as an indicator rather than a determinant of gold price direction, at least in part, because many of the same economic fundamental issues affect the dollar as they do the gold market.

**US$ Gold Price and US$ / Euro Indexed: CY 2003**



**INVESTMENT**

Investor and speculator interest in gold remained on the rise throughout most of 2003, reflected particularly in the recorded statistics of Comex. Overall open interest and the net open position on that exchange are both at all-time high levels since the exchange commenced trading gold over 20 years ago.

Of particular interest during the final quarter was the launch by the World Gold Council of the Gold Bullion Securities (GBS) product on the London Stock Exchange. The GBS is a gold-backed fund enabling institutional and private investors to invest directly in gold through a traded instrument. This product followed the launch of a similar fund in Australia earlier in 2003, and the World Gold Council continues to work on similar products to offer to investors in other important financial markets elsewhere. This new product very quickly took in purchases amounting to 25t of bullion, and has since established two-way liquidity in the London market.

## PHYSICAL

Physical demand for gold continued to suffer in the face of a rising gold price.

Whilst gold offtake in jewellery for 2003 was off by 7% year-on-year, in the second half of 2003 alone, demand fell by over 11% compared with 2002. As usual, India responded immediately to higher prices, and much of the expected seasonal demand in that region was negated by the Indian trade's unwillingness to buy gold in a rising market. With the spot price retracement in mid-January, some recovery in seasonal buying might still occur in that market.

### Rupee Gold 1/1/2003 - 19/1/2004



However, many other gold jewellery markets have also declined in this period. Lower levels of producer de-hedging added to the reduced demand. After six quarters of material levels of de-hedging, the second half of 2003 saw significantly less activity in this area, notwithstanding the announcement late in 2003 by Barrick Gold Corporation of its intention to cease new hedges, and to reduce its hedge book. Only a substantial increase in implied net investment demand helped to balance the physical market.

On the supply side, mine production for 2003 was just slightly more than that in 2002. However, scrap sales increased again, and at a little less than 1,000t for 2003, now make up almost a quarter of the supply of gold to the current market. Central bank sales of 591t in 2003 reached their highest level in a decade, but there was little negative response in the markets to this level of selling.

The physical market remains important as it provides a floor of support when investment interest weakens and prices soften. Whilst making every effort to encourage investor demand for gold in the current market, attention should also be paid to the health of the wider physical market in the medium and longer term.

## OFFICIAL SECTOR

The Washington Agreement on sales of gold by European central banks comes to an end in less than nine months' time. Public statements by a number of senior European central bank officials at the Dubai meetings of the International Monetary Fund in 2003 indicate that there is little doubt that the agreement will be renewed, and good reason to expect that the behaviour of the signatories to this agreement will follow the precedent of the orderly and responsible behaviour of these banks over the past four years.

## CURRENCY

Currency markets were again active. The euro gained 11% against the US dollar within the quarter, continuing the trend for this year in which the US dollar has lost 22% against the European currency. Whilst all the evidence points to a strong recovery in the US economy running well into 2004, any benefit that this might have for the US currency is negated by the record levels of budget and current account deficits currently prevailing in the United States, and market commentators and analysts expect the US currency to weaken in the year ahead up to a range of $1.35 - $1.40 to the euro. The one element that might temper further dollar weakness would be real resistance from European monetary authorities to further strengthening of the euro. This occurred to a degree in mid-January, leading swiftly to a correction in the exchange rate and the weakening in the euro from $1.29 back to $1.25. However, there are no signs yet of any change to the weaker trend for the US currency.

The rand has seen as much movement as the European currency, but greater volatility. Whilst the first three quarters of 2003 saw a continuation of the rand strengthening against the US dollar, this strength reversed in the final quarter of the year. During this fourth quarter, the South African currency lost more than 20% against the US dollar between its strongest point of R6.07, to its weakest point of R7.28 to the US dollar.

In just over two years, we have seen the rand first lose almost 40% in value against the US dollar, and thereafter recover all of that and more to strengthen by almost 60% against its end-2001 exchange rate.

The rand has strengthened materially more against the US dollar than have either the euro or the Australian dollar, and this occurred particularly during the period in which South African interest rates were either rising sharply, or were at their highs between October 2002 and June 2003. The recent reversal in the direction of the rand value could reflect the end of the impact of high interest rates, as 2003 has seen the South African Reserve Bank cut the local repo rate by 5.5%, from a peak of 13.5% to 8.0%, mostly during the latter months of 2003.

## HEDGING

As at 31 December 2003, the net delta hedge position of the company was 8.59Moz or 267t at a spot price of $416/oz. The marked-to-market value of this position as at 31 December 2003 was negative $664m. The relatively small reduction in the level of hedging compared with the level at 30 September 2003 is a result of a higher delta volume consequent on a sharply higher spot price of gold at this quarter-end ($416/oz vs $383 at 30 September 2003). The company continues to manage its hedge positions actively, and to reduce overall levels of forward pricing on gold.

**US$/Rand Exchange Rate
2001 - Today**



# Hedge position

As at 31 December 2003, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 8.59Moz or 267.1t (at 30 September 2003: 8.67Moz or 269.5t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative $663.7m (negative R4.4bn) as at 31 December 2003 (as at 30 September 2003: negative $445m – negative R3.1bn). These values were based on a gold price of $415.75/oz, exchange rates of R/$6.6376 and A$/$0.7525 and the prevailing market interest rates and volatilities at the time.

As at 28 January 2004, the marked-to-market value of the hedge book was a negative $577.7m (negative R4.07bn), based on a gold price of $409.25/oz and exchange rates of R/$7.04 and A$/$0.7781 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position or of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at the time.

| | Year | 2004 | 2005 | 2006 | 2007 | 2008 | 2009-2013 | Total |
|---|---|---|---|---|---|---|---|---|
| **DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 18,374 | 26,576 | 19,862 | 18,974 | 15,801 | 10,078 | 109,665 |
| | $ per oz | $315 | $324 | $333 | $337 | $352 | $360 | $334 |
| Put options purchased | Amount (kg) | 5,772 | 2,624 | 4,918 | 728 | | | 14,042 |
| | $ per oz | $382 | $363 | $363 | $292 | | | $367 |
| | *Delta (kg) | 1,703 | 637 | 1,102 | 49 | | | 3,491 |
| Put options sold | Amount (kg) | 13,997 | 2,799 | 4,354 | | | | 21,150 |
| | $ per oz | $362 | $345 | $339 | | | | $355 |
| | *Delta (kg) | 2,800 | 441 | 681 | | | | 3,922 |
| Call options purchased | Amount (kg) | 7,112 | | | | | | 7,112 |
| | $ per oz | $330 | | | | | | $330 |
| | *Delta (kg) | 6,990 | | | | | | 6,990 |
| Call options sold | Amount (kg) | 14,413 | 18,227 | 16,547 | 14,308 | 14,183 | 40,061 | 117,739 |
| | $ per oz | $376 | $338 | $346 | $336 | $347 | $369 | $355 |
| | *Delta (kg) | 10,973 | 15,419 | 13,564 | 12,201 | 11,911 | 33,244 | 97,312 |
| **RAND GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 6,249 | 8,145 | 4,500 | 2,830 | 2,799 | 933 | 25,456 |
| | Rand per kg | R73,930 | R119,409 | R96,436 | R118,197 | R120,662 | R116,335 | R104,074 |
| Put options purchased | Amount (kg) | 933 | 2,808 | 2,808 | | | | 6,549 |
| | Rand per kg | R99,346 | R95,511 | R95,511 | | | | R96,057 |
| | *Delta (kg) | 614 | 964 | 721 | | | | 2,299 |
| Put options sold | Amount (kg) | 2,333 | 1,400 | 1,400 | | | | 5,133 |
| | Rand per kg | R89,250 | R88,414 | R88,414 | | | | R88,794 |
| | *Delta (kg) | 1,061 | 364 | 280 | | | | 1,705 |
| Call options purchased | Amount (kg) | | | | | | | |
| | Rand per kg | | | | | | | |
| | *Delta (kg) | | | | | | | |
| Call options sold | Amount (kg) | 4,679 | 5,620 | 5,621 | 1,493 | 2,986 | 8,958 | 29,357 |
| | Rand per kg | R118,661 | R130,321 | R131,389 | R173,119 | R187,586 | R216,522 | R162,971 |
| | *Delta (kg) | 384 | 1,694 | 2,188 | 294 | 615 | 2,396 | 7,571 |

| | Year | 2004 | 2005 | 2006 | 2007 | 2008 | 2009-2013 | Total |
|---|---|---|---|---|---|---|---|---|
| **A DOLLAR GOLD** | | | | | | | | |
| Forward contracts | Amount (kg) | 8,279 | 6,221 | 9,331 | 8,398 | 3,110 | 10,233 | 45,572 |
| | A$ per oz | A$533 | A$680 | A$661 | A$633 | A$647 | A$651 | A$632 |
| Put options purchased | Amount (kg) | | | | | | | |
| | A$ per oz | | | | | | | |
| | *Delta (kg) | | | | | | | |
| Put options sold | Amount (kg) | | | | | | | |
| | A$ per oz | | | | | | | |
| | *Delta (kg) | | | | | | | |
| Call options purchased | Amount (kg) | | 3,110 | 6,221 | 3,732 | 3,110 | 8,087 | 24,260 |
| | A$ per oz | | A$724 | A$673 | A$668 | A$680 | A$710 | A$692 |
| | *Delta (kg) | | 714 | 2,985 | 2,013 | 1,843 | 4,996 | 12,551 |
| Call options sold | Amount (kg) | 933 | | | | | | 933 |
| | A$ per oz | A$506 | | | | | | A$506 |
| | *Delta (kg) | 933 | | | | | | 933 |
| Total net gold: | Delta (kg) | 36,658 | 58,137 | 47,322 | 40,733 | 32,393 | 51,888 | 267,131 |
| | Delta (oz) | 1,178,572 | 1,869,146 | 1,521,446 | 1,309,585 | 1,041,466 | 1,668,226 | 8,588,441 |

The following table indicates the group's currency hedge position at 31 December 2003

| | Year | 2004 | 2005 | 2006 | 2007 | 2008 | 2009-2013 | Total |
|---|---|---|---|---|---|---|---|---|
| **RAND DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | | | | | | | |
| | Rand per $ | | | | | | | |
| Put options purchased | Amount ($) | 35,000 | | | | | | 35,000 |
| | Rand per $ | R7.20 | | | | | | R7.20 |
| | *Delta ($) | 27,689 | | | | | | 27,689 |
| Put options sold | Amount ($) | 35,000 | | | | | | 35,000 |
| | Rand per $ | R6.74 | | | | | | R6.74 |
| | *Delta ($) | 17,417 | | | | | | 17,417 |
| Call options purchased | Amount ($) | | | | | | | |
| | Rand per $ | | | | | | | |
| | *Delta ($) | | | | | | | |
| Call options sold | Amount ($) | 50,000 | | | | | | 50,000 |
| | Rand per $ | R7.21 | | | | | | R7.21 |
| | *Delta ($) | 14,318 | | | | | | 14,318 |
| **A DOLLAR (000)** | | | | | | | | |
| Forward contracts | Amount ($) | 29,275 | 29,267 | | | | | 58,542 |
| | A$ per $ | A$0.59 | A$0.55 | | | | | A$0.57 |
| Put options purchased | Amount ($) | 10,000 | | | | | | 10,000 |
| | A$ per $ | A$0.63 | | | | | | A$0.63 |
| | *Delta ($) | 9,269 | | | | | | 9,269 |
| Put options sold | Amount ($) | 10,000 | | | | | | 10,000 |
| | A$ per $ | A$0.68 | | | | | | A$0.68 |
| | *Delta ($) | 7,491 | | | | | | 7,491 |
| Call options purchased | Amount ($) | | | | | | | |
| | A$ per $ | | | | | | | |
| | *Delta ($) | | | | | | | |
| Call options sold | Amount ($) | 20,000 | | | | | | 20,000 |
| | A$ per $ | A$0.60 | | | | | | A$0.60 |
| | *Delta ($) | 582 | | | | | | 582 |

\*    The Delta position indicated above reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black-Scholes option formula with the ruling market prices, interest rates and volatilities as at 31 December 2003.

# GROUP OPERATING RESULTS

**Statistics are shown in metric units and financial figures in South African rand million.**

| | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|
| | | December 2003 Unaudited | September 2003 Unaudited | December 2003 Reviewed | December 2002 Audited |
| **GOLD** | | | | | |
| **UNDERGROUND OPERATIONS** | | | | | |
| Tonnes milled | - 000 | 3,097 | 3,223 | 13,047 | 13,426 |
| Yield | - g/t | 8.24 | 8.18 | 8.03 | 8.27 |
| Gold produced | - kg | 25,527 | 26,380 | 104,741 | 111,017 |
| **PRODUCTIVITY** | | | | | |
| g/employee | - target | 230 | 238 | 236 | 247 |
| | - actual | 227 | 232 | 228 | 238 |
| **SURFACE AND DUMP RECLAMATION** | | | | | |
| Tonnes treated | - 000 | 9,044 | 8,665 | 36,822 | 38,366 |
| Yield | - g/t | 0.27 | 0.26 | 0.27 | 0.30 |
| Gold produced | - kg | 2,474 | 2,287 | 9,958 | 11,350 |
| **OPEN-PIT OPERATIONS** | | | | | |
| Tonnes mined | - 000 | 30,679 | 37,871 | 128,770 | 97,030 |
| Stripping ratio [1] | | 8.08 | 11.53 | 9.08 | 6.17 |
| Tonnes treated ore | - 000 | 6,472 | 7,689 | 27,242 | 22,225 |
| Yield | - g/t | 1.90 | 1.55 | 1.78 | 2.34 |
| Gold produced | - kg | 12,321 | 11,907 | 48,427 | 52,005 |
| **HEAP LEACH OPERATIONS** | | | | | |
| Tonnes mined | - 000 | 17,314 | 14,397 | 56,266 | 51,192 |
| Tonnes placed [2] | - 000 | 4,899 | 4,673 | 18,137 | 13,504 |
| Stripping ratio [1] | | 2.83 | 2.40 | 2.43 | 2.63 |
| Gold placed [3] | - kg | 3,632 | 2,917 | 14,424 | 14,228 |
| Yield [4] | - g/t | 0.74 | 0.62 | 0.80 | 1.05 |
| Gold produced | - kg | 2,888 | 2,666 | 11,542 | 10,339 |
| **TOTAL** | | | | | |
| Gold produced | - kg | 43,210 | 43,240 | 174,668 | 184,711 |
| Gold sold | - kg | 43,203 | 43,259 | 174,587 | 184,798 |
| Price received [5] | - R/kg sold | 84,705 | 86,619 | 87,826 | 101,817 |
| Total cash costs | - R/kg produced | 53,846 | 56,311 | 55,442 | 54,037 |
| Total production costs | - R/kg produced | 65,128 | 65,502 | 65,703 | 68,241 |
| **CAPITAL EXPENDITURE** | - Rm | 1,057 | 661 | 2,744 | 2,842 |

. [1] Stripping ratio = (tonnes mined total - tonnes mined ore) / tonnes mined ore.

[2] Tonnes placed onto leach pad.

[3] Gold placed into leach pad inventory.

[4] Gold placed / tonnes placed.

[5] Price received includes realised non-hedge derivatives.

# GROUP OPERATING RESULTS

**Statistics are shown in imperial units and financial figures in US dollar million.**

| | | Quarter ended | | Year ended | |
| --- | --- | --- | --- | --- | --- |
| | | December 2003 Unaudited | September 2003 Unaudited | December 2003 Reviewed | December 2002 Audited |
| **GOLD** | | | | | |
| **UNDERGROUND OPERATIONS** | | | | | |
| Tons milled | - 000 | 3,414 | 3,552 | 14,382 | 14,800 |
| Yield | - oz/t | 0.240 | 0.239 | 0.234 | 0.241 |
| Gold produced | - oz 000 | 820 | 848 | 3,367 | 3,569 |
| **PRODUCTIVITY** | | | | | |
| oz/employee | - target | 8.22 | 8.39 | 8.33 | 8.79 |
| | - actual | 7.29 | 7.45 | 7.34 | 7.65 |
| **SURFACE AND DUMP RECLAMATION** | | | | | |
| Tons treated | - 000 | 9,969 | 9,551 | 40,589 | 42,292 |
| Yield | - oz/t | 0.01 | 0.01 | 0.01 | 0.01 |
| Gold produced | - oz 000 | 80 | 73 | 320 | 365 |
| **OPEN-PIT OPERATIONS** | | | | | |
| Tons mined | - 000 | 33,817 | 41,744 | 141,945 | 106,957 |
| Stripping ratio [1] | | 8.10 | 11.56 | 9.10 | 6.18 |
| Tons treated ore | - 000 | 11,022 | 11,597 | 45,465 | 39,724 |
| Yield | - oz/t | 0.04 | 0.03 | 0.03 | 0.04 |
| Gold produced | - oz 000 | 396 | 383 | 1,559 | 1,673 |
| **HEAP LEACH OPERATIONS** | | | | | |
| Tons mined | - 000 | 19,086 | 15,871 | 62,022 | 56,430 |
| Tons placed [2] | - 000 | 5,401 | 5,151 | 19,992 | 14,886 |
| Stripping ratio [1] | | 2.83 | 2.40 | 2.43 | 2.63 |
| Gold placed [3] | - oz 000 | 116 | 94 | 464 | 458 |
| Yield [4] | | 0.021 | 0.018 | 0.023 | 0.031 |
| Gold produced | - oz 000 | 93 | 86 | 370 | 332 |
| **TOTAL** | | | | | |
| Gold produced | - oz 000 | 1,389 | 1,390 | 5,616 | 5,939 |
| Gold sold | - oz 000 | 1,389 | 1,391 | 5,613 | 5,941 |
| Price received [5] | - $/oz sold | 392 | 364 | 363 | 303 |
| Total cash costs | - $/oz produced | 249 | 237 | 229 | 161 |
| Total production costs | - $/oz produced | 301 | 275 | 272 | 203 |
| **CAPITAL EXPENDITURE** | - $m | 148 | 88 | 363 | 271 |

[1] Stripping ratio = (tons mined total - tons mined ore) / tons mined ore.

[2] Tons placed onto leach pad.

[3] Gold placed into leach pad inventory.

[4] Gold placed / tons placed.

[5] Price received includes realised non-hedge derivatives.

# GROUP INCOME STATEMENT

| | | Quarter ended | | Year ended | |
| | | December | September | December | December |
| | | 2003 | 2003 | 2003 | 2002 |
| SA Rand million | Notes | Unaudited | Unaudited | Reviewed | Audited |
|---|---|---|---|---|---|
| **Gold income** | | 3,685 | 3,735 | 15,264 | 18,372 |
| **Cost of sales** | 2 | (2,821) | (2,821) | (11,458) | (12,550) |
| | | 864 | 914 | 3,806 | 5,822 |
| Non-hedge derivatives | | 196 | 390 | 861 | 962 |
| **Operating profit (1)** | | 1,060 | 1,304 | 4,667 | 6,784 |
| Corporate administration and other expenses | | (60) | (46) | (273) | (258) |
| Market development costs | | (46) | (29) | (139) | (179) |
| Exploration costs | | (68) | (68) | (283) | (296) |
| Interest receivable | | 94 | 56 | 285 | 373 |
| Other net income (expense) | | 7 | (31) | (123) | (91) |
| Finance costs | | (145) | (77) | (362) | (464) |
| Marked-to-market of debt financial instruments | | 32 | 7 | 38 | - |
| Abnormal items | | (122) | - | (122) | (102) |
| **Profit before exceptional items** | | 752 | 1,116 | 3,688 | 5,767 |
| Amortisation of goodwill | | (52) | (54) | (221) | (293) |
| Impairment of mining assets | | 20 | (252) | (327) | - |
| Profit (loss) on disposal of assets and subsidiaries | | 19 | - | 75 | (145) |
| Profit on disposal of investments | | 51 | 280 | 331 | - |
| Termination of retirement benefit plans | | - | - | - | 2 |
| **Profit on ordinary activities before taxation** | | 790 | 1,090 | 3,546 | 5,331 |
| Taxation | 3 | (142) | (334) | (1,080) | (1,730) |
| **Profit on ordinary activities after taxation** | | 648 | 756 | 2,466 | 3,601 |
| Minority interest | | (32) | (27) | (130) | (157) |
| Minority interest in abnormal items | | (5) | - | (5) | - |
| **Net profit** | | 611 | 729 | 2,331 | 3,444 |
| | | | | | |
| **(1) Adjusted operating profit** | | | | | |
| The operating profit has been adjusted by the following to arrive at adjusted operating profit: | | | | | |
| Operating profit | | 1,060 | 1,304 | 4,667 | 6,784 |
| Unrealised non-hedge derivatives | | (134) | (300) | (438) | (101) |
| Adjusted operating profit | | 926 | 1,004 | 4,229 | 6,683 |
| | | | | | |
| **Headline earnings** | | | | | |
| The net profit has been adjusted by the following to arrive at headline earnings: | | | | | |
| Net profit | | 611 | 729 | 2,331 | 3,444 |
| Amortisation of goodwill | | 52 | 54 | 221 | 293 |
| Impairment of mining assets | | (20) | 252 | 327 | - |
| (Profit) loss on disposal of assets and subsidiaries | | (19) | - | (75) | 145 |
| Profit on disposal of investments | | (51) | (280) | (331) | - |
| Termination of retirement benefit plans | | - | - | - | (2) |
| Taxation on exceptional items | 3 | 12 | (81) | (94) | 40 |
| **Headline earnings** | | 585 | 674 | 2,379 | 3,920 |
| Unrealised non-hedge derivatives and marked-to-market of debt financial instruments | | (166) | (307) | (476) | (101) |
| Deferred tax on unrealised non-hedge derivatives | 3 | 87 | 130 | 230 | 35 |
| **Adjusted headline earnings** | | 506 | 497 | 2,133 | 3,854 |
| | | | | | |
| **Earnings per ordinary share (cents)** | | | | | |
| - Basic | | 274 | 327 | 1,046 | 1,552 |
| - Diluted | | 273 | 326 | 1,042 | 1,545 |
| - Headline | | 263 | 303 | 1,068 | 1,767 |
| - Adjusted headline | | 227 | 223 | 957 | 1,737 |
| | | | | | |
| **Dividends** | | | | | |
| - Rm | | | | 1,584 | 3,005 |
| - cents per share | | | | 710 | 1,350 |

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

# GROUP INCOME STATEMENT

| US Dollar million | Notes | Quarter ended | | Year ended | |
|---|---|---|---|---|---|
| | | December 2003 Unaudited | September 2003 Unaudited | December 2003 Reviewed | December 2002 Audited |
| **Gold income** | | 547 | 505 | 2,029 | 1,761 |
| **Cost of sales** | 2 | (419) | (381) | (1,526) | (1,203) |
| | | 128 | 124 | 503 | 558 |
| Non-hedge derivatives | | 31 | 52 | 119 | 92 |
| **Operating profit (1)** | | 159 | 176 | 622 | 650 |
| Corporate administration and other expenses | | (9) | (6) | (36) | (25) |
| Market development costs | | (7) | (4) | (19) | (17) |
| Exploration costs | | (10) | (9) | (38) | (28) |
| Interest receivable | | 14 | 8 | 38 | 36 |
| Other net income (expense) | | 1 | (4) | (15) | (9) |
| Finance costs | | (21) | (11) | (49) | (44) |
| Marked-to-market of debt financial instruments | | 5 | 1 | 6 | - |
| Abnormal items | | (19) | - | (19) | (10) |
| **Profit before exceptional items** | | 113 | 151 | 490 | 553 |
| Amortisation of goodwill | | (8) | (7) | (29) | (28) |
| Impairment of mining assets | | 2 | (35) | (44) | - |
| Profit (loss) on disposal of assets and subsidiaries | | 3 | - | 10 | (13) |
| Profit on disposal of investments | | 8 | 38 | 45 | - |
| Termination of retirement benefit plans | | - | - | - | - |
| **Profit on ordinary activities before taxation** | | 118 | 147 | 472 | 512 |
| Taxation | 3 | (20) | (46) | (142) | (165) |
| **Profit on ordinary activities after taxation** | | 98 | 101 | 330 | 347 |
| Minority interest | | (4) | (4) | (17) | (15) |
| Minority interest in abnormal items | | (1) | - | (1) | - |
| **Net profit** | | 93 | 97 | 312 | 332 |

**(1) Adjusted operating profit**

The operating profit has been adjusted by the following to arrive at adjusted operating profit:

| | | | | | |
|---|---|---|---|---|---|
| Operating profit | | 159 | 176 | 622 | 650 |
| Unrealised non-hedge derivatives | | (22) | (40) | (63) | (12) |
| Adjusted operating profit | | 137 | 136 | 559 | 638 |

**Headline earnings**

The net profit has been adjusted by the following to arrive at headline earnings:

| | | | | | |
|---|---|---|---|---|---|
| Net profit | | 93 | 97 | 312 | 332 |
| Amortisation of goodwill | | 8 | 7 | 29 | 28 |
| Impairment of mining assets | | (2) | 35 | 44 | - |
| (Profit) loss on disposal of assets and subsidiaries | | (3) | - | (10) | 13 |
| Profit on disposal of investments | | (8) | (38) | (45) | - |
| Termination of retirement benefit plans | | - | - | - | - |
| Taxation on exceptional items | 3 | 1 | (11) | (12) | 3 |
| **Headline earnings** | | 89 | 90 | 318 | 376 |
| Unrealised non-hedge derivatives and marked-to-market of debt financial instruments | | (27) | (41) | (69) | (12) |
| Deferred tax on unrealised non-hedge derivatives | 3 | 13 | 18 | 33 | 4 |
| **Adjusted headline earnings** | | 75 | 67 | 282 | 368 |

**Earnings per ordinary share (cents)**

| | | | | | |
|---|---|---|---|---|---|
| - Basic | | 42 | 44 | 140 | 150 |
| - Diluted | | 42 | 43 | 139 | 149 |
| - Headline | | 40 | 40 | 143 | 169 |
| - Adjusted headline | | 34 | 30 | 127 | 166 |

**Dividends ~**

| | | | | | |
|---|---|---|---|---|---|
| - $m | | | | 220 | 325 |
| - cents per share | | | | 99 | 146 |

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

~ Dividends are translated at actual rates on date of payment. The current year is an indicative rate only.

# GROUP BALANCE SHEET

| SA Rand million | As at December 2003 Reviewed | As at September 2003 Unaudited | As at December 2002 Audited |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Mining assets | 18,427 | 17,711 | 19,555 |
| Goodwill | 2,749 | 2,735 | 3,210 |
| Investments in associates | 47 | 151 | 165 |
| Other investments | 62 | 174 | 197 |
| AngloGold Environmental Rehabilitation Trust | 352 | 297 | 275 |
| Other non-current assets | 667 | 551 | 466 |
| Derivatives | 630 | 563 | 549 |
| | **22,934** | **22,182** | **24,417** |
| **Current assets** | | | |
| Inventories | 2,050 | 1,781 | 1,848 |
| Trade and other receivables | 1,461 | 1,316 | 2,190 |
| Cash and cash equivalents | 3,367 | 3,765 | 3,544 |
| Current portion of other non-current assets | 59 | 62 | 3 |
| Derivatives | 2,515 | 2,762 | 1,996 |
| | **9,452** | **9,686** | **9,581** |
| **TOTAL ASSETS** | **32,386** | **31,868** | **33,998** |
| **EQUITY AND LIABILITIES** | | | |
| **Equity** | | | |
| Shareholders' equity | 10,852 | 10,784 | 12,375 |
| Minority interests | 354 | 257 | 347 |
| | **11,206** | **11,041** | **12,722** |
| **Non-current liabilities** | | | |
| Borrowings | 5,383 | 5,758 | 7,219 |
| Provisions | 1,832 | 1,744 | 2,008 |
| Deferred taxation | 3,986 | 4,011 | 3,445 |
| Derivatives | 2,194 | 1,647 | 2,028 |
| | **13,395** | **13,160** | **14,700** |
| **Current liabilities** | | | |
| Current portion of borrowings | 2,340 | 2,264 | 719 |
| Trade and other payables | 2,339 | 2,049 | 2,145 |
| Taxation | 164 | 267 | 1,124 |
| Derivatives | 2,942 | 3,087 | 2,588 |
| | **7,785** | **7,667** | **6,576** |
| **TOTAL EQUITY AND LIABILITIES** | **32,386** | **31,868** | **33,998** |

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

# GROUP BALANCE SHEET

| US Dollar million | As at December 2003 Reviewed | As at September 2003 Unaudited | As at December 2002 Audited |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Mining assets | 2,764 | 2,552 | 2,280 |
| Goodwill | 412 | 394 | 374 |
| Investments in associates | 7 | 22 | 19 |
| Other investments | 9 | 25 | 23 |
| AngloGold Environmental Rehabilitation Trust | 53 | 43 | 32 |
| Other non-current assets | 101 | 79 | 55 |
| Derivatives | 94 | 81 | 64 |
| | **3,440** | **3,196** | **2,847** |
| **Current assets** | | | |
| Inventories | 307 | 257 | 216 |
| Trade and other receivables | 219 | 190 | 255 |
| Cash and cash equivalents | 505 | 542 | 413 |
| Current portion of other non-current assets | 9 | 9 | - |
| Derivatives | 377 | 398 | 233 |
| | **1,417** | **1,396** | **1,117** |
| **TOTAL ASSETS** | **4,857** | **4,592** | **3,964** |
| **EQUITY AND LIABILITIES** | | | |
| **Equity** | | | |
| Shareholders' equity | 1,628 | 1,555 | 1,443 |
| Minority interests | 53 | 37 | 40 |
| | **1,681** | **1,592** | **1,483** |
| **Non-current liabilities** | | | |
| Borrowings | 807 | 830 | 842 |
| Provisions | 275 | 251 | 234 |
| Deferred taxation | 598 | 578 | 402 |
| Derivatives | 329 | 237 | 236 |
| | **2,009** | **1,896** | **1,714** |
| **Current liabilities** | | | |
| Current portion of borrowings | 351 | 326 | 84 |
| Trade and other payables | 350 | 295 | 250 |
| Taxation | 25 | 38 | 131 |
| Derivatives | 441 | 445 | 302 |
| | **1,167** | **1,104** | **767** |
| **TOTAL EQUITY AND LIABILITIES** | **4,857** | **4,592** | **3,964** |

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

# GROUP CASH FLOW STATEMENT

| SA Rand million | Quarter ended | | Year ended | |
| --- | --- | --- | --- | --- |
| | December 2003 Unaudited | September 2003 Unaudited | December 2003 Reviewed | December 2002 Audited |
| **Cash flows from operating activities** | | | | |
| Cash generated from operations | 901 | 1,043 | 4,527 | 8,255 |
| Interest received | 84 | 46 | 245 | 331 |
| Environmental and other expenditure | (108) | (41) | (232) | (169) |
| Dividends received from associates | - | - | 9 | 19 |
| Finance costs | (80) | (67) | (291) | (410) |
| Recoupment tax received:  Free State assets | - | - | 681 | - |
| Recoupment tax paid:  Free State assets | - | - | (681) | - |
| Taxation paid | (101) | (51) | (780) | (1,376) |
| **Net cash inflow from operating activities** | **696** | **930** | **3,478** | **6,650** |
| **Cash flows from investing activities** | | | | |
| Capital expenditure | (1,057) | (661) | (2,744) | (2,842) |
| Proceeds from disposal of mining assets | 19 | 5 | 38 | 11 |
| Net proceeds from disposal of mines | - | - | - | 1,544 |
| Proceeds | - | - | - | 1,813 |
| Contractual obligations | - | - | - | (269) |
| Investments acquired | (5) | - | (8) | (355) |
| Proceeds from disposal of investments | 72 | 351 | 423 | 1,829 |
| Acquisition of subsidiary | - | - | - | (979) |
| Disposal of subsidiary | - | - | 8 | - |
| Loans advanced | (122) | (2) | (133) | (51) |
| Repayment of loans advanced | 7 | 14 | 29 | 175 |
| **Net cash outflow from investing activities** | **(1,086)** | **(293)** | **(2,387)** | **(668)** |
| **Cash flows from financing activities** | | | | |
| Proceeds from issue of share capital | 22 | 21 | 63 | 156 |
| Share issue expenses | - | (1) | (2) | (116) |
| Proceeds from borrowings | 347 | 2,182 | 2,678 | 8,599 |
| Repayment of borrowings | (460) | (366) | (1,241) | (9,789) |
| Dividends paid | (35) | (882) | (2,476) | (2,821) |
| **Net cash (outflow) inflow from financing activities** | **(126)** | **954** | **(978)** | **(3,971)** |
| | | | | |
| **Net (decrease) increase in cash and cash equivalents** | (516) | 1,591 | 113 | 2,011 |
| Cash in the subsidiary acquired | 58 | - | 58 | - |
| Translation | 60 | (156) | (348) | (751) |
| Opening cash and cash equivalents | 3,765 | 2,330 | 3,544 | 2,284 |
| **Closing cash and cash equivalents** | **3,367** | **3,765** | **3,367** | **3,544** |
| | | | | |
| **Cash generated from operations** | | | | |
| Profit on ordinary activities before taxation | 790 | 1,090 | 3,546 | 5,331 |
| Adjusted for: | | | | |
| Non-cash movements | (63) | (97) | (252) | (187) |
| Movement on non-hedge derivatives | (98) | (337) | (449) | (132) |
| Amortisation of mining assets | 455 | 391 | 1,739 | 2,566 |
| Interest receivable | (94) | (56) | (285) | (373) |
| Other net income (expense) | (1) | (3) | 85 | (6) |
| Finance costs | 145 | 77 | 363 | 464 |
| Abnormal items | 122 | - | 122 | - |
| Amortisation of goodwill | 52 | 54 | 221 | 293 |
| Impairment of mining assets | (20) | 252 | 327 | - |
| Profit on disposal of investments | (51) | (280) | (331) | - |
| (Profit) loss on disposal of assets and subsidiaries | (19) | - | (75) | 92 |
| Termination of retirement benefit plans | - | - | - | (2) |
| Movement in working capital | (317) | (48) | (484) | 209 |
| | **901** | **1,043** | **4,527** | **8,255** |
| | | | | |
| **Movement in working capital:** | | | | |
| (Increase) decrease in trade and other receivables | (135) | 207 | 57 | 488 |
| (Increase) decrease in inventories | (219) | (1) | (165) | 85 |
| Increase (decrease) in trade and other payables | 37 | (254) | (376) | (364) |
| | **(317)** | **(48)** | **(484)** | **209** |

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

# GROUP CASH FLOW STATEMENT

|  | Quarter ended | | Year ended | |
|---|---|---|---|---|
|  | December 2003 | September 2003 | December 2003 | December 2002 |
| US Dollar million | Unaudited | Unaudited | Reviewed | Audited |
| **Cash flows from operating activities** | | | | |
| Cash generated from operations | 136 | 145 | 592 | 758 |
| Interest received | 13 | 6 | 33 | 32 |
| Environmental and other expenditure | (15) | (5) | (31) | (16) |
| Dividends received from associates | - | - | 1 | 2 |
| Finance costs | (13) | (9) | (40) | (40) |
| Recoupment tax received:  Free State assets | - | - | 91 | - |
| Recoupment tax paid:  Free State assets | - | - | (91) | - |
| Taxation paid | (20) | (11) | (102) | (131) |
| **Net cash inflow from operating activities** | **101** | **126** | **453** | **605** |
| **Cash flows from investing activities** | | | | |
| Capital expenditure | (148) | (88) | (363) | (271) |
| Proceeds from disposal of mining assets | 3 | 1 | 6 | 1 |
| Net proceeds from disposal of mines | - | - | - | 140 |
| Proceeds | - | - | - | 164 |
| Contractual obligations | - | - | - | (24) |
| Investments acquired | (1) | - | (1) | (34) |
| Proceeds from disposal of investments | 11 | 45 | 56 | 158 |
| Acquisition of subsidiary | - | - | - | (97) |
| Disposal of subsidiary | - | - | 1 | - |
| Loans advanced | (16) | - | (19) | (5) |
| Repayment of loans advanced | 1 | 1 | 4 | 17 |
| **Net cash outflow from investing activities** | **(150)** | **(41)** | **(316)** | **(91)** |
| **Cash flows from financing activities** | | | | |
| Proceeds from issue of share capital | 4 | 3 | 10 | 18 |
| Share issue expenses | - | - | - | (11) |
| Proceeds from borrowings | 48 | 296 | 362 | 798 |
| Repayment of borrowings | (65) | (48) | (165) | (912) |
| Dividends paid | (5) | (119) | (314) | (260) |
| **Net cash (outflow) inflow from financing activities** | **(18)** | **132** | **(107)** | **(367)** |
| **Net (decrease) increased in cash and cash equivalents** | (67) | 217 | 30 | 147 |
| Cash in the subsidiary acquired | 9 | - | 9 | - |
| Translation | 21 | 14 | 53 | 75 |
| Opening cash and cash equivalents | 542 | 311 | 413 | 191 |
| **Closing cash and cash equivalents** | **505** | **542** | **505** | **413** |
| **Cash generated from operations** | | | | |
| Profit on ordinary activities before taxation | 118 | 147 | 472 | 512 |
| Adjusted for: | | | | |
| Non-cash movements | (9) | (13) | (34) | (17) |
| Movement on non-hedge derivatives | (17) | (45) | (65) | (16) |
| Amortisation of mining assets | 68 | 53 | 232 | 245 |
| Interest receivable | (14) | (8) | (38) | (36) |
| Other net income (expense) | - | (2) | 10 | (1) |
| Finance costs | 21 | 11 | 49 | 44 |
| Abnormal items | 19 | - | 19 | - |
| Amortisation of goodwill | 8 | 7 | 29 | 28 |
| Impairment of mining assets | (2) | 35 | 44 | - |
| Profit on disposal of investments | (8) | (38) | (45) | - |
| (Profit) loss on disposal of assets and subsidiaries | (3) | - | (10) | 8 |
| Termination of retirement benefit plans | - | - | - | - |
| Movement in working capital | (45) | (2) | (71) | (9) |
|  | **136** | **145** | **592** | **758** |
| **Movement in working capital:** | | | | |
| (Increase) decrease in trade and other receivables | (28) | 14 | (53) | (5) |
| (Increase) decrease in inventories | (44) | (19) | (87) | (54) |
| Decrease in trade and other payables | 27 | 3 | 69 | 50 |
|  | **(45)** | **(2)** | **(71)** | **(9)** |

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

## STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

| | Ordinary share capital and premium | Non - distributable reserves | Foreign currency translation | Other comprehensive income | Retained earnings | Total |
|---|---|---|---|---|---|---|
| | | | **SA Rand million** | | | |
| **Balance at December 2001** | 8,140 | 143 | 2,999 | (1,057) | 3,132 | 13,357 |
| Movements on other comprehensive income | | | | (728) | | (728) |
| Net profit | | | | | 3,444 | 3,444 |
| Dividends paid | | | | | (2,728) | (2,728) |
| Ordinary shares issued | 1,467 | | | | | 1,467 |
| Transfer from non-distributable reserves | | (5) | | | 5 | - |
| Translation | | | (2,640) | 202 | - | (2,438) |
| **Balance at December 2002** | **9,607** | **138** | **359** | **(1,583)** | **3,853** | **12,375** |
| Movements on other comprehensive income | | | | (678) | | (678) |
| Net profit | | | | | 2,331 | 2,331 |
| Dividends paid | | | | | (2,337) | (2,337) |
| Ordinary shares issued | 61 | | | | | 61 |
| Transfer from non-distributable reserves | | - | | | - | - |
| Translation | | | (1,115) | 214 | 1 | (900) |
| **Balance at December 2003** | **9,668** | **138** | **(755)** | **(2,047)** | **3,848** | **10,852** |
| | | | **US Dollar million** | | | |
| **Balance at December 2001** | 681 | 12 | 250 | (88) | 262 | 1,117 |
| Movements on other comprehensive income | | | | (74) | - | (74) |
| Net profit | | | | | 332 | 332 |
| Dividends paid | | | | | (251) | (251) |
| Ordinary shares issued | 140 | | | | | 140 |
| Transfer from non-distributable reserves | | (1) | | | 1 | - |
| Translation | 299 | 5 | (207) | (23) | 105 | 179 |
| **Balance at December 2002** | **1,120** | **16** | **43** | **(185)** | **449** | **1,443** |
| Movements on other comprehensive income | | | | (95) | | (95) |
| Net profit | | | | | 312 | 312 |
| Dividends paid | | | | | (296) | (296) |
| Ordinary shares issued | 10 | | | | | 10 |
| Transfer from non-distributable reserves | | - | | | - | - |
| Translation | 320 | 5 | (156) | (27) | 112 | 254 |
| **Balance at December 2003** | **1,450** | **21** | **(113)** | **(307)** | **577** | **1,628** |

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

anglogold

## NOTES

1. **Basis of preparation**

The financial statements have been prepared in accordance with the historic cost convention, except for certain financial instruments, which have been stated at fair value. The group's accounting policies used in the preparation of these financial statements are consistent with those used in the annual financial statements for the year ended 31 December 2002.

The summarised group financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and South African Generally Accepted Accounting Practices (SA GAAP), in compliance with the Listings Requirements of the JSE Securities Exchange South Africa (JSE) and in the manner required by the South African Companies Act, 1973 for the preparation of interim financial information. Accordingly, the financial statements do not include all the information and disclosures required by IFRS, SA GAAP and in the manner required by the South African Companies Act, 1973 for annual consolidated financial statements.

2. **Cost of sales**

| | SA Rand million | | | | US Dollar million | | | |
|---|---|---|---|---|---|---|---|---|
| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
| | Dec 2003 | Sept 2003 | Dec 2003 | Dec 2002 | Dec 2003 | Sept 2003 | Dec 2003 | Dec 2002 |
| | Unaudited | Unaudited | Reviewed | Audited | Unaudited | Unaudited | Reviewed | Audited |
| Cash operating costs | 2,271 | 2,395 | 9,473 | 9,812 | 337 | 324 | 1,260 | 939 |
| Other cash costs | 61 | 60 | 255 | 291 | 9 | 8 | 34 | 28 |
| Total cash costs | 2,332 | 2,455 | 9,728 | 10,103 | 346 | 332 | 1,294 | 967 |
| Retrenchment costs | 15 | 7 | 27 | 30 | 2 | 1 | 4 | 3 |
| Rehabilitation and other non-cash costs | 33 | 17 | 97 | 119 | 5 | 2 | 13 | 12 |
| Production costs | 2,380 | 2,479 | 9,852 | 10,252 | 353 | 335 | 1,311 | 982 |
| Amortisation of mining assets | 455 | 391 | 1,739 | 2,566 | 68 | 53 | 232 | 245 |
| Total production costs | 2,835 | 2,870 | 11,591 | 12,818 | 421 | 388 | 1,543 | 1,227 |
| Inventory change | (14) | (49) | (133) | (268) | (2) | (7) | (17) | (24) |
| | **2,821** | **2,821** | **11,458** | **12,550** | **419** | **381** | **1,526** | **1,203** |

3. **Taxation**

| | SA Rand million | | | | US Dollar million | | | |
|---|---|---|---|---|---|---|---|---|
| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
| | Dec 2003 | Sept 2003 | Dec 2003 | Dec 2002 | Dec 2003 | Sept 2003 | Dec 2003 | Dec 2002 |
| | Unaudited | Unaudited | Reviewed | Audited | Unaudited | Unaudited | Reviewed | Audited |
| Normal taxation | 55 | 93 | 545 | 1,315 | 8 | 13 | 69 | 124 |
| Deferred taxation | 167 | 192 | 578 | 293 | 25 | 26 | 79 | 39 |
| Deferred tax on unrealised non-hedge derivatives | 87 | 130 | 230 | 35 | 13 | 18 | 33 | 4 |
| Taxation on abnormal item | (179) | – | (179) | 47 | (27) | – | (27) | (5) |
| Taxation on exceptional items | 12 | (81) | (94) | 40 | 1 | (11) | (12) | 3 |
| | **142** | **334** | **1,080** | **1,730** | **20** | **46** | **142** | **165** |

4. **Shares**

|  | 31 December 2003 | 30 September 2003 | 31 December 2002 |
|---|---|---|---|
| Shares in issue: |  |  |  |
| Ordinary shares | 223,136,342 | 222,946,842 | 222,622,022 |
| A redeemable preference shares | 2,000,000 | 2,000,000 | 2,000,000 |
| B redeemable preference shares | 778,896 | 778,896 | 778,896 |
| Weighted average number of ordinary shares for the year: |  |  |  |
| Basic | 222,836,574 | 222,772,159 | 221,883,567 |
| Diluted | 223,717,575 | 223,817,499 | 222,899,926 |

During the quarter, 189,500 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme and the Acacia Employee Option Plan.  All the preference shares are held by a wholly-owned subsidiary company.

5. **Capital commitments**

Orders placed and outstanding on capital contracts at the prevailing rate of exchange:

| SA Rand million | | | US Dollar million | | |
|---|---|---|---|---|---|
| 31 December 2003 | 30 September 2003 | 31 December 2002 | 31 December 2003 | 30 September 2003 | 31 December 2002 |
| 650 | 864 | 918 | 98 | 118 | 107 |

6. **Exchange rates**

|  | 31 December 2003 | 30 September 2003 | 31 December 2002 |
|---|---|---|---|
| Rand/US dollar average for the year | 7.55 | 7.82 | 10.48 |
| Rand/US dollar average for the quarter | 6.74 | 7.40 | 9.62 |
| Rand/US dollar closing | 6.67 | 6.94 | 8.58 |
| Rand/Australian dollar average for the year | 4.90 | 4.94 | 5.70 |
| Rand/Australian dollar average for the quarter | 4.82 | 4.88 | 5.37 |
| Rand/Australian dollar closing | 5.02 | 4.73 | 4.80 |

7. **Attributable interest**

Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until the loan, extended to the joint venture by AngloGold North America Inc., is repaid.

8. **Announcements:**  Since the previous quarterly report, AngloGold has made the following announcements:

8.1   Further to the announcements regarding the proposed merger of AngloGold and Ashanti Goldfields Company Limited made by AngloGold on 16 May, 13 June, 4 August, 22 September, 23 September, 15 October, 29 October and 30 October, AngloGold announced on 12 December 2003, the terms and conditions of the Support Deed entered into with the Government of Ghana, whereby the Government agreed to vote its shares in Ashanti in favour of the merger, as well as the definitive terms of a Stability Agreement to be entered into with the Government concerning certain fiscal and regulatory undertakings in its role as regulator of Ashanti.  At this time, the previous cautionary announcement was withdrawn.

8.2  On 14 November 2003, AngloGold announced that it had entered into an agreement with Greater Pacific Gold Limited, for the sale of its Union Reefs Gold Mine at Pine Creek, which closed in October 2003, together with the associated assets and tenements.  The agreed staged purchase consideration for these assets is A$6.2m.

8.3  On 24 November 2003, AngloGold announced the terms and conditions for the sale of the Western Tanami Project to Tanami Gold NL for a staged payment of A$9m, the receipt of 25mTanami Gold NL shares and the payment of a royalty, based on production.  The effective date of sale has not yet been finalised.

Copies of the detailed announcements are available on the AngloGold website: www.anglogold.com.

9. **Dividend**

The directors have declared a Final Dividend No. 95 of 335 (Final Dividend No. 93: 675) South African cents per ordinary share for the year ended 31 December 2003. In compliance with the requirements of STRATE, the salient dates for payment of the dividend are as follows:

**To holders of ordinary shares and to holders of CHESS Depositary Interests (CDIs)**
Each CDI represents one-fifth of an ordinary share.

| | **2004** |
|---|---|
| Currency conversion date for UK pounds and Australian dollars | Thursday, 5 February |
| Last date to trade ordinary shares cum dividend | Friday, 13 February |
| Last date to register transfers of certificated securities cum dividend | Friday, 13 February |
| Ordinary shares trade ex dividend | Monday, 16 February |
| Record date | Friday, 20 February |
| Payment date | Friday, 27 February |

On the payment date, dividends due to holders of certificated securities on the South African share register will either be electronically transferred to shareholders' bank accounts or, in the absence of suitable mandates, dividend cheques will be posted to such shareholders.

Dividends in respect of dematerialised shareholdings will be credited to shareholders' accounts with the relevant CSDP or broker.

To comply with the further requirements of STRATE, between Monday, 16 February 2004 and Friday, 20 February 2004, both days inclusive, no transfers between the South African, United Kingdom and Australian share registers will be permitted and no ordinary shares pertaining to the South African share register may be dematerialised or rematerialised.

**To holders of American Depositary Shares**
Each American Depositary Share (ADS) represents one ordinary share.

| | **2004** |
|---|---|
| Ex dividend on New York Stock Exchange | Wednesday, 18 February |
| Record date | Friday, 20 February |
| Approximate date for currency conversion | Friday, 27 February |
| Approximate payment date of dividend | Tuesday, 9 March |

Assuming an exchange rate of R7.04/$1, the dividend payable on an ADS is equivalent to 48 US cents. This compares with the final dividend of 82.12 US cents per ADS paid on 10 March 2003. However, the actual rate of payment will depend on the exchange rate on the date for currency conversion.

10. The group financial statements for the quarter and year ended 31 December 2003 were authorised for issue in accordance with a resolution of the directors passed on 28 January 2004. AngloGold is a limited liability company incorporated in the Republic of South Africa.

11. The results have been reviewed by AngloGold's auditors, Ernst & Young Registered Accountants and Auditors, Chartered Accountants (SA), and their unmodified review opinion is available for inspection at AngloGold's registered office in South Africa.

By order of the board

**R P EDEY**
Chairman

29 January 2004

**R M GODSELL**
Chief Executive Officer

# SEGMENTAL REPORTING

**for the quarter and year ended 31 December 2003**

Based on risks and returns the directors consider that the primary reporting format is by business segment. The directors consider that there is only one business segment being mining, extraction and production of gold. Therefore the disclosures for the primary segment have already been given in the abbreviated financial statements. The secondary reporting format is by geographical analysis by origin.

| | SA Rand million | | | | US Dollar million | | | |
|---|---|---|---|---|---|---|---|---|
| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
| | December 2003 Unaudited | September 2003 Unaudited | December 2003 Reviewed | December 2002 Audited | December 2003 Unaudited | September 2003 Unaudited | December 2003 Reviewed | December 2002 Audited |
| **1. Gold income** | | | | | | | | |
| South Africa | **2,245** | 2,292 | **8,845** | 9,718 | **333** | 310 | **1,179** | 930 |
| East and West Africa | **618** | 621 | **2,536** | 3,428 | **92** | 84 | **338** | 329 |
| North America | **158** | 163 | **981** | 1,581 | **24** | 22 | **128** | 152 |
| South America | **413** | 380 | **1,715** | 2,032 | **61** | 51 | **227** | 195 |
| Australia | **251** | 279 | **1,187** | 1,613 | **37** | 38 | **157** | 155 |
| | **3,685** | 3,735 | **15,264** | 18,372 | **547** | 505 | **2,029** | 1,761 |
| **2. Adjusted operating profit [1]** | | | | | | | | |
| South Africa | **526** | 602 | **2,419** | 4,102 | **77** | 82 | **320** | 389 |
| East and West Africa | **186** | 210 | **881** | 1,343 | **28** | 28 | **116** | 129 |
| North America | **-** | 20 | **6** | 17 | **-** | 3 | **2** | 3 |
| South America | **146** | 141 | **712** | 878 | **22** | 19 | **93** | 84 |
| Australia | **68** | 31 | **211** | 343 | **10** | 4 | **28** | 33 |
| | **926** | 1,004 | **4,229** | 6,683 | **137** | 136 | **559** | 638 |
| **3. Cash operating profit [2]** | | | | | | | | |
| South Africa | **674** | 705 | **2,853** | 4,729 | **100** | 95 | **379** | 450 |
| East and West Africa | **293** | 310 | **1,279** | 1,988 | **44** | 42 | **170** | 190 |
| North America | **63** | 81 | **361** | 631 | **9** | 12 | **47** | 61 |
| South America | **235** | 226 | **1,080** | 1,315 | **35** | 30 | **142** | 126 |
| Australia | **116** | 73 | **395** | 586 | **17** | 10 | **53** | 56 |
| | **1,381** | 1,395 | **5,968** | 9,249 | **205** | 189 | **791** | 883 |
| **4. Capital expenditure** | | | | | | | | |
| South Africa | **836** | 408 | **1,860** | 1,168 | **116** | 54 | **246** | 112 |
| East and West Africa | **42** | 58 | **200** | 287 | **6** | 8 | **26** | 27 |
| North America | **14** | 56 | **201** | 776 | **3** | 8 | **27** | 74 |
| South America | **94** | 101 | **324** | 283 | **13** | 13 | **43** | 27 |
| Australia | **71** | 38 | **159** | 328 | **10** | 5 | **21** | 31 |
| | **1,057** | 661 | **2,744** | 2,842 | **148** | 88 | **363** | 271 |
| **5. Total assets** | | | | | | | | |
| South Africa | | | **16,260** | 14,262 | | | **2,439** | 1,663 |
| East and West Africa | | | **4,940** | 6,661 | | | **741** | 777 |
| North America | | | **2,796** | 3,756 | | | **419** | 438 |
| South America | | | **3,933** | 4,965 | | | **590** | 579 |
| Australia | | | **4,457** | 4,354 | | | **668** | 507 |
| | | | **32,386** | 33,998 | | | **4,857** | 3,964 |

**6. Gold production**

| | kg | | | | oz (000) | | | |
|---|---|---|---|---|---|---|---|---|
| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
| | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| South Africa | 25,660 | 26,265 | 102,053 | 106,106 | 825 | 844 | 3,281 | 3,412 |
| East and West Africa | 7,720 | 7,699 | 30,509 | 33,754 | 248 | 248 | 981 | 1,085 |
| North America | 2,374 | 2,065 | 12,141 | 14,371 | 76 | 66 | 390 | 462 |
| South America | 4,421 | 3,866 | 16,540 | 14,854 | 142 | 124 | 532 | 478 |
| Australia | 3,035 | 3,345 | 13,425 | 15,626 | 98 | 108 | 432 | 502 |
| | 43,210 | 43,240 | 174,668 | 184,711 | 1,389 | 1,390 | 5,616 | 5,939 |

[1] Operating profit excluding unrealised non-hedge derivatives.

[2] Adjusted operating profit plus amortisation of mining assets.

The results have been prepared in accordance with International Financial Reporting Standards (IFRS).

# KEY OPERATING RESULTS

**PER REGION & OPERATION**

| SA Rand / US Dollar | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|
| | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | Capital expenditure - Rm | | | | Capital expenditure - $m | | | |
| **SOUTH AFRICA REGION** | **810** | **404** | **1,819** | **1,111** | **111** | **54** | **242** | **106** |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 59 | 45 | 164 | 121 | 8 | 6 | 22 | 11 |
| Kopanang Mine | 34 | 14 | 87 | 89 | 5 | 2 | 12 | 8 |
| Tau Lekoa Mine | 21 | 11 | 49 | 16 | 3 | 2 | 7 | 1 |
| Moab Khotsong | 142 | 139 | 503 | 376 | 20 | 18 | 67 | 36 |
| **Ergo** | - | - | - | 2 | - | - | - | - |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 121 | 121 | 417 | 332 | 17 | 16 | 55 | 33 |
| Savuka Mine | 33 | 40 | 106 | 60 | 5 | 5 | 14 | 6 |
| TauTona Mine | 400 | 34 | 493 | 115 | 53 | 5 | 65 | 11 |
| **EAST AND WEST AFRICA REGION** | **43** | **57** | **200** | **287** | **6** | **8** | **26** | **27** |
| Geita - Attributable 50% | 21 | 22 | 75 | 92 | 3 | 3 | 10 | 9 |
| Morila - Attributable 40% | 7 | 10 | 36 | 70 | 1 | 1 | 4 | 7 |
| Navachab | 1 | 6 | 17 | 21 | - | 1 | 2 | 2 |
| Sadiola - Attributable 38% | 11 | 4 | 29 | 67 | 2 | 1 | 4 | 6 |
| Yatela - Attributable 40% | 3 | 15 | 43 | 37 | - | 2 | 6 | 3 |
| **NORTH AMERICA REGION** | **14** | **56** | **201** | **788** | **3** | **8** | **27** | **74** |
| Cripple Creek & Victor J.V. | 14 | 56 | 181 | 706 | 3 | 8 | 24 | 66 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 18 | 80 | - | - | 3 | 8 |
| Minorities and exploration | - | - | 2 | 2 | - | - | - | - |
| **SOUTH AMERICA REGION** | **94** | **101** | **324** | **283** | **13** | **13** | **43** | **27** |
| Cerro Vanguardia - Attributable 92.50% [1] | 17 | 32 | 72 | 25 | 2 | 4 | 10 | 2 |
| Morro Velho | 57 | 53 | 192 | 173 | 8 | 7 | 25 | 17 |
| Serra Grande - Attributable 50% | 9 | 6 | 25 | 32 | 1 | 1 | 3 | 3 |
| Minorities and exploration | 11 | 10 | 35 | 53 | 2 | 1 | 5 | 5 |
| **AUSTRALIA REGION** | **71** | **38** | **159** | **311** | **10** | **5** | **21** | **31** |
| Sunrise Dam | 67 | 37 | 148 | 258 | 9 | 5 | 20 | 26 |
| Minorities and exploration | 4 | 1 | 11 | 53 | 1 | - | 1 | 5 |
| **OTHER** | **25** | **5** | **41** | **62** | **5** | **-** | **4** | **6** |
| **ANGLOGOLD GROUP** | **1,057** | **661** | **2,744** | **2,842** | **148** | **88** | **363** | **271** |

[1] Effective July 2002 (previously 46.25%)

## KEY OPERATING RESULTS
**PER REGION & OPERATION**

| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
| --- | --- | --- | --- | --- | --- | --- | --- | --- |
| | December | September | December | December | December | September | December | December |
| | 2003 | 2003 | 2003 | 2002 | 2003 | 2003 | 2003 | 2002 |
| **Metric** | Yield - g/t | | | | Gold produced - kg | | | |
| **SOUTH AFRICA REGION** [1] | | | | | 25,660 | 26,265 | 102,053 | 106,106 |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 11.18 | 10.62 | 10.57 | 11.02 | 6,770 | 6,752 | 25,263 | 27,380 |
| Kopanang Mine | 7.42 | 7.40 | 7.07 | 7.23 | 3,867 | 4,119 | 15,449 | 15,874 |
| Tau Lekoa Mine | 4.04 | 4.06 | 4.24 | 4.45 | 2,492 | 2,449 | 10,010 | 9,675 |
| Surface Operations | 0.59 | 0.60 | 0.61 | 0.56 | 848 | 835 | 3,551 | 3,081 |
| **Ergo** | 0.21 | 0.19 | 0.20 | 0.25 | 1,597 | 1,407 | 6,313 | 8,215 |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 8.85 | 8.81 | 8.96 | 8.63 | 3,696 | 4,055 | 15,517 | 14,498 |
| Savuka Mine | 5.71 | 5.49 | 5.81 | 7.07 | 1,304 | 1,376 | 5,825 | 7,331 |
| TauTona Mine | 12.21 | 13.19 | 12.09 | 11.66 | 5,086 | 5,272 | 20,106 | 19,997 |
| Surface Operations | - | - | 0.88 | 9.26 | - | - | 19 | 55 |
| **EAST AND WEST AFRICA REGION** | | | | | 7,720 | 7,699 | 30,509 | 33,754 |
| Geita - Attributable 50% | 5.26 | 3.83 | 3.60 | 3.62 | 3,635 | 2,745 | 10,280 | 9,005 |
| Morila - Attributable 40% | 4.41 | 7.55 | 7.56 | 11.96 | 1,487 | 2,483 | 9,878 | 13,083 |
| Navachab | 1.61 | 1.65 | 1.75 | 1.93 | 518 | 559 | 2,299 | 2,653 |
| Sadiola - Attributable 38% | 3.04 | 2.79 | 2.77 | 2.96 | 1,566 | 1,311 | 5,340 | 5,672 |
| Yatela - Attributable 40% [2] | 2.22 | 2.34 | 2.84 | 3.60 | 514 | 601 | 2,712 | 3,341 |
| **NORTH AMERICA REGION** | | | | | 2,374 | 2,065 | 12,141 | 14,371 |
| Cripple Creek & Victor J.V. [2] | 0.65 | 0.55 | 0.67 | 0.82 | 2,374 | 2,065 | 8,830 | 6,998 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 7.15 | 7.91 | - | - | 3,311 | 7,373 |
| **SOUTH AMERICA REGION** | | | | | 4,421 | 3,866 | 16,540 | 14,854 |
| Cerro Vanguardia - Attributable 92.50% [3] | 7.25 | 6.05 | 7.15 | 9.49 | 1,814 | 1,291 | 6,501 | 5,561 |
| Morro Velho | 6.87 | 6.48 | 6.66 | 6.71 | 1,899 | 1,822 | 7,092 | 6,380 |
| Serra Grande - Attributable 50% | 7.80 | 7.89 | 7.88 | 7.84 | 708 | 753 | 2,947 | 2,913 |
| **AUSTRALIA REGION** | | | | | 3,035 | 3,345 | 13,425 | 15,626 |
| Boddington | - | - | - | - | - | - | - | 54 |
| Sunrise Dam | 3.03 | 2.98 | 3.12 | 3.49 | 2,889 | 2,652 | 11,122 | 11,892 |
| Union Reefs | 7.71 | 1.02 | 1.12 | 1.36 | 146 | 693 | 2,303 | 3,680 |
| **ANGLOGOLD GROUP** | | | | | 43,210 | 43,240 | 174,668 | 184,711 |
| Underground Operations | 8.24 | 8.18 | 8.03 | 8.27 | 25,527 | 26,380 | 104,741 | 111,017 |
| Surface and Dump Reclamation | 0.27 | 0.26 | 0.27 | 0.30 | 2,474 | 2,287 | 9,958 | 11,350 |
| Open-pit Operations | 3.92 | 3.24 | 3.43 | 3.80 | 12,321 | 11,907 | 48,427 | 52,005 |
| Heap leach Operations [2] | 0.74 | 0.62 | 0.80 | 1.05 | 2,888 | 2,666 | 11,542 | 10,339 |
| | | | | | 43,210 | 43,240 | 174,668 | 184,711 |

[1] Yield excludes surface operations.

[2] The yield is calculated on gold placed into leach pad inventory / tonnes placed onto leach pad.

[3] Effective July 2002 (previously 46.25%)

## KEY OPERATING RESULTS

**PER REGION & OPERATION**

| | Quarter ended December 2003 | Quarter ended September 2003 | Year ended December 2003 | Year ended December 2002 | Quarter ended December 2003 | Quarter ended September 2003 | Year ended December 2003 | Year ended December 2002 |
|---|---|---|---|---|---|---|---|---|
| **SA Rand / Metric** | **Productivity per employee - g** | | | | **Gold sold - kg** | | | |
| **SOUTH AFRICA REGION** | **218** | **222** | **214** | **218** | **25,690** | **26,536** | **102,057** | **106,109** |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 242 | 240 | 224 | 246 | 6,775 | 6,821 | 25,266 | 27,379 |
| Kopanang Mine | 178 | 188 | 173 | 173 | 3,868 | 4,162 | 15,451 | 15,873 |
| Tau Lekoa Mine | 168 | 168 | 172 | 174 | 2,496 | 2,475 | 10,011 | 9,674 |
| Surface Operations | 593 | 640 | 640 | 399 | 850 | 844 | 3,553 | 3,080 |
| **Ergo** | 277 | 243 | 270 | 331 | 1,596 | 1,407 | 6,312 | 8,216 |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 229 | 248 | 239 | 212 | 3,702 | 4,099 | 15,516 | 14,500 |
| Savuka Mine | 102 | 102 | 105 | 124 | 1,314 | 1,391 | 5,825 | 7,332 |
| TauTona Mine | 301 | 312 | 297 | 292 | 5,089 | 5,337 | 20,105 | 20,000 |
| Surface Operations | - | - | - | - | - | - | 18 | 55 |
| **EAST AND WEST AFRICA REGION** | **1,401** | **1,383** | **1,443** | **1,855** | **7,877** | **7,544** | **30,531** | **33,670** |
| Geita - Attributable 50% | 1,727 | 1,345 | 1,278 | 1,356 | 3,635 | 2,745 | 10,280 | 9,005 |
| Morila - Attributable 40% | 2,007 | 3,374 | 3,469 | 4,434 | 1,530 | 2,440 | 9,878 | 13,080 |
| Navachab | 439 | 424 | 493 | 626 | 579 | 464 | 2,263 | 2,653 |
| Sadiola - Attributable 38% | 2,270 | 1,925 | 1,954 | 2,664 | 1,580 | 1,242 | 5,353 | 5,633 |
| Yatela - Attributable 40% | 646 | 760 | 949 | 1,495 | 553 | 653 | 2,757 | 3,299 |
| **NORTH AMERICA REGION** | **2,458** | **2,080** | **2,149** | **1,979** | **2,303** | **2,065** | **12,069** | **14,363** |
| Cripple Creek & Victor J.V. | 2,458 | 2,080 | 2,261 | 1,856 | 2,303 | 2,065 | 8,758 | 6,998 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 1,899 | 2,110 | - | - | 3,311 | 7,365 |
| **SOUTH AMERICA REGION** | **731** | **624** | **672** | **684** | **4,335** | **3,766** | **16,533** | **15,028** |
| Cerro Vanguardia - Attributable 92.50% [1] | 1,134 | 853 | 1,077 | 1,640 | 1,652 | 1,292 | 6,443 | 5,675 |
| Morro Velho | 523 | 469 | 461 | 434 | 1,922 | 1,777 | 7,151 | 6,365 |
| Serra Grande - Attributable 50% | 863 | 939 | 926 | 932 | 761 | 697 | 2,939 | 2,988 |
| **AUSTRALIA REGION** | **2,322** | **2,425** | **2,311** | **2,437** | **2,998** | **3,348** | **13,397** | **15,628** |
| Boddington | - | - | - | - | - | - | - | 75 |
| Sunrise Dam | 2,895 | 2,889 | 2,937 | 3,136 | 2,862 | 2,640 | 11,084 | 11,887 |
| Union Reefs | 905 | 2,151 | 1,572 | 1,928 | 136 | 708 | 2,313 | 3,666 |
| **ANGLOGOLD GROUP** | **329** | **326** | **327** | **341** | **43,203** | **43,259** | **174,587** | **184,798** |

[1] Effective July 2002 (previously 46.25%)

# KEY OPERATING RESULTS

**PER REGION & OPERATION**

| SA Rand / Metric | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|
| | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | Total cash costs - R/kg | | | | Total production costs - R/kg | | | |
| **SOUTH AFRICA REGION** | **60,784** | **61,657** | **61,011** | **53,146** | **67,512** | **66,285** | **65,933** | **60,450** |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 50,295 | 52,183 | 52,515 | 41,658 | 54,292 | 55,371 | 55,952 | 45,388 |
| Kopanang Mine | 64,281 | 62,189 | 64,164 | 55,001 | 69,216 | 65,960 | 68,223 | 61,158 |
| Tau Lekoa Mine | 74,058 | 75,407 | 70,702 | 64,234 | 92,666 | 79,712 | 78,459 | 75,954 |
| Surface Operations | 50,243 | 50,454 | 48,275 | 45,903 | 50,243 | 50,489 | 48,283 | 49,119 |
| **Ergo** | 79,185 | 97,163 | 84,455 | 61,810 | 81,384 | 104,856 | 90,242 | 73,051 |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 63,437 | 59,039 | 59,536 | 59,504 | 73,902 | 68,562 | 68,686 | 76,922 |
| Savuka Mine | 117,763 | 115,931 | 108,219 | 82,111 | 131,244 | 122,651 | 114,283 | 86,729 |
| TauTona Mine | 45,014 | 47,096 | 46,790 | 44,465 | 49,016 | 49,989 | 49,836 | 48,125 |
| Surface Operations | - | - | 62,302 | 15,125 | - | - | 62,302 | 15,125 |
| **EAST AND WEST AFRICA REGION** | **40,364** | **41,282** | **41,320** | **42,268** | **55,808** | **55,161** | **55,291** | **61,896** |
| Geita - Attributable 50% | 29,493 | 44,735 | 44,248 | 58,831 | 38,544 | 54,405 | 53,779 | 75,024 |
| Morila - Attributable 40% | 39,099 | 25,875 | 26,086 | 24,541 | 62,447 | 42,139 | 43,298 | 47,559 |
| Navachab | 75,347 | 71,907 | 65,782 | 49,265 | 87,787 | 75,214 | 70,801 | 54,138 |
| Sadiola - Attributable 38% | 48,008 | 46,315 | 50,450 | 54,603 | 62,869 | 61,346 | 65,940 | 80,873 |
| Yatela - Attributable 40% | 69,379 | 59,628 | 56,633 | 58,302 | 111,731 | 89,982 | 80,033 | 73,684 |
| **NORTH AMERICA REGION** | **44,693** | **54,189** | **54,960** | **74,710** | **68,645** | **76,546** | **81,318** | **111,396** |
| Cripple Creek & Victor J.V. | 43,794 | 51,696 | 47,992 | 62,509 | 66,764 | 75,156 | 74,864 | 103,042 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 69,686 | 84,466 | - | - | 94,657 | 117,503 |
| **SOUTH AMERICA REGION** | **35,007** | **36,787** | **35,257** | **41,975** | **53,992** | **56,179** | **55,160** | **67,531** |
| Cerro Vanguardia - Attributable 92.50% [1] | 29,971 | 41,121 | 34,630 | 34,384 | 57,735 | 72,220 | 63,100 | 67,362 |
| Morro Velho | 31,247 | 34,827 | 33,866 | 44,273 | 44,411 | 48,029 | 48,082 | 65,056 |
| Serra Grande - Attributable 50% | 28,362 | 26,026 | 26,241 | 33,967 | 38,570 | 38,624 | 39,323 | 53,584 |
| **AUSTRALIA REGION** | **51,494** | **59,010** | **59,172** | **65,056** | **67,964** | **72,127** | **73,996** | **82,926** |
| Sunrise Dam | 49,767 | 57,704 | 55,073 | 59,451 | 65,980 | 73,029 | 71,196 | 76,271 |
| Union Reefs | 39,413 | 57,143 | 68,358 | 75,630 | 39,470 | 57,172 | 71,320 | 92,248 |
| **ANGLOGOLD GROUP** | **53,846** | **56,311** | **55,442** | **54,037** | **65,128** | **65,502** | **65,703** | **68,241** |

[1] Effective July 2002 (previously 46.25%)

# KEY OPERATING RESULTS

**PER REGION & OPERATION**

| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|
| | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| **SA Rand** | **Cash operating profit - Rm [2]** | | | | **Adjusted operating profit - Rm [3]** | | | |
| **SOUTH AFRICA REGION** | **657** | **701** | **2,799** | **4,743** | **517** | **607** | **2,398** | **4,135** |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 252 | 276 | 974 | 1,573 | 230 | 258 | 903 | 1,487 |
| Kopanang Mine | 92 | 118 | 401 | 665 | 75 | 105 | 347 | 591 |
| Tau Lekoa Mine | 39 | 41 | 193 | 330 | (6) | 32 | 122 | 235 |
| Surface Operations | 34 | 35 | 152 | 155 | 34 | 35 | 152 | 155 |
| **Ergo** | 3 | (22) | (17) | 230 | 2 | (22) | (21) | 213 |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 88 | 110 | 435 | 568 | 51 | 73 | 299 | 322 |
| Savuka Mine | (59) | (53) | (146) | 126 | (59) | (56) | (156) | 97 |
| TauTona Mine | 208 | 196 | 807 | 1,092 | 190 | 182 | 752 | 1,031 |
| Surface Operations | - | - | - | 4 | - | - | - | 4 |
| **EAST AND WEST AFRICA REGION** | **288** | **305** | **1,252** | **1,936** | **182** | **205** | **854** | **1,293** |
| Geita - Attributable 50% | 157 | 92 | 334 | 353 | 126 | 67 | 242 | 214 |
| Morila - Attributable 40% | 59 | 138 | 574 | 1,023 | 28 | 100 | 411 | 723 |
| Navachab | 8 | 3 | 61 | 141 | 6 | 1 | 55 | 129 |
| Sadiola - Attributable 38% | 56 | 54 | 201 | 269 | 34 | 35 | 122 | 124 |
| Yatela - Attributable 40% | 8 | 18 | 82 | 150 | (12) | 2 | 24 | 103 |
| **NORTH AMERICA REGION** | **68** | **88** | **379** | **644** | **4** | **23** | **24** | **30** |
| Cripple Creek & Victor J.V. | 68 | 88 | 338 | 447 | 4 | 23 | 60 | 61 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 41 | 197 | - | - | (36) | (31) |
| **SOUTH AMERICA REGION** | **211** | **183** | **915** | **1,107** | **135** | **113** | **605** | **747** |
| Cerro Vanguardia - Attributable 92.50% [1] | 87 | 54 | 356 | 448 | 39 | 15 | 176 | 271 |
| Morro Velho | 86 | 88 | 380 | 427 | 66 | 66 | 289 | 300 |
| Serra Grande - Attributable 50% | 38 | 41 | 179 | 232 | 30 | 32 | 140 | 176 |
| **AUSTRALIA REGION** | **123** | **78** | **422** | **622** | **78** | **39** | **248** | **392** |
| Boddington | - | - | - | 5 | - | - | - | 5 |
| Sunrise Dam | 123 | 62 | 389 | 544 | 78 | 23 | 217 | 351 |
| Union Reefs | - | 16 | 33 | 73 | - | 16 | 31 | 36 |
| **OTHER** | **34** | **40** | **201** | **197** | **10** | **17** | **100** | **86** |
| **ANGLOGOLD GROUP** | **1,381** | **1,395** | **5,968** | **9,249** | **926** | **1,004** | **4,229** | **6,683** |

[1] Effective July 2002 (previously 46.25%)

[2] Adjusted operating profit plus amortisation of mining assets.

[3] Operating profit excluding unrealised non-hedge derivatives.

# KEY OPERATING RESULTS
**PER REGION & OPERATION**

| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|
| | December | September | December | December | December | September | December | December |
| | 2003 | 2003 | 2003 | 2002 | 2003 | 2003 | 2003 | 2002 |
| **Imperial** | Yield - oz/t | | | | Gold produced - oz (000) | | | |
| **SOUTH AFRICA REGION** [1] | | | | | 825 | 844 | 3,281 | 3,412 |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 0.326 | 0.310 | 0.308 | 0.321 | 218 | 217 | 812 | 880 |
| Kopanang Mine | 0.217 | 0.216 | 0.206 | 0.211 | 124 | 132 | 497 | 511 |
| Tau Lekoa Mine | 0.118 | 0.119 | 0.124 | 0.130 | 80 | 79 | 322 | 311 |
| Surface Operations | 0.017 | 0.017 | 0.018 | 0.016 | 27 | 27 | 114 | 99 |
| **Ergo** | 0.006 | 0.006 | 0.006 | 0.007 | 51 | 45 | 203 | 264 |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 0.258 | 0.257 | 0.261 | 0.252 | 119 | 130 | 499 | 466 |
| Savuka Mine | 0.167 | 0.160 | 0.169 | 0.206 | 42 | 44 | 187 | 236 |
| TauTona Mine | 0.356 | 0.385 | 0.353 | 0.340 | 164 | 170 | 646 | 643 |
| Surface Operations | - | - | 0.026 | 0.270 | - | - | 1 | 2 |
| **EAST AND WEST AFRICA REGION** | | | | | 248 | 248 | 981 | 1,085 |
| Geita - Attributable 50% | 0.153 | 0.112 | 0.105 | 0.106 | 117 | 88 | 331 | 290 |
| Morila - Attributable 40% | 0.129 | 0.220 | 0.221 | 0.349 | 48 | 80 | 318 | 421 |
| Navachab | 0.047 | 0.048 | 0.051 | 0.056 | 16 | 18 | 73 | 85 |
| Sadiola - Attributable 38% | 0.089 | 0.081 | 0.081 | 0.086 | 50 | 42 | 172 | 182 |
| Yatela - Attributable 40% [2] | 0.065 | 0.068 | 0.083 | 0.105 | 17 | 20 | 87 | 107 |
| **NORTH AMERICA REGION** | | | | | 76 | 66 | 390 | 462 |
| Cripple Creek & Victor J.V. [2] | 0.019 | 0.016 | 0.020 | 0.024 | 76 | 66 | 283 | 225 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 0.209 | 0.231 | - | - | 107 | 237 |
| **SOUTH AMERICA REGION** | | | | | 142 | 124 | 532 | 478 |
| Cerro Vanguardia - Attributable 92.50% [3] | 0.212 | 0.176 | 0.208 | 0.277 | 58 | 41 | 209 | 179 |
| Morro Velho | 0.200 | 0.189 | 0.194 | 0.196 | 61 | 59 | 228 | 205 |
| Serra Grande - Attributable 50% | 0.228 | 0.230 | 0.230 | 0.229 | 23 | 24 | 95 | 94 |
| **AUSTRALIA REGION** | | | | | 98 | 108 | 432 | 502 |
| Boddington | - | - | - | - | - | - | - | 2 |
| Sunrise Dam | 0.089 | 0.087 | 0.091 | 0.102 | 93 | 85 | 358 | 382 |
| Union Reefs | 0.225 | 0.030 | 0.033 | 0.040 | 5 | 23 | 74 | 118 |
| **ANGLOGOLD GROUP** | | | | | 1,389 | 1,390 | 5,616 | 5,939 |
| Underground Operations | 0.240 | 0.239 | 0.234 | 0.241 | 820 | 848 | 3,367 | 3,569 |
| Surface and Dump Reclamation | 0.008 | 0.008 | 0.008 | 0.009 | 80 | 73 | 320 | 365 |
| Open-pit Operations | 0.114 | 0.095 | 0.100 | 0.111 | 396 | 383 | 1,559 | 1,673 |
| Heap leach Operations [2] | 0.021 | 0.018 | 0.023 | 0.031 | 93 | 86 | 370 | 332 |
| | | | | | 1,389 | 1,390 | 5,616 | 5,939 |

[1] Yield excludes surface operations.

[2] The yield is calculated on gold placed into leach pad inventory / tons placed onto leach pad.

[3] Effective July 2002 (previously 46.25%)

# KEY OPERATING RESULTS

**PER REGION & OPERATION**

| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|
| | December | September | December | December | December | September | December | December |
| | 2003 | 2003 | 2003 | 2002 | 2003 | 2003 | 2003 | 2002 |
| **Imperial** | **Productivity per employee - oz** | | | | **Gold sold - oz (000)** | | | |
| | | | | | | | | |
| **SOUTH AFRICA REGION** | **7.02** | **7.12** | **6.88** | **7.00** | **826** | **854** | **3,281** | **3,411** |
| | | | | | | | | |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 7.79 | 7.71 | 7.22 | 7.91 | 218 | 219 | 812 | 880 |
| Kopanang Mine | 5.74 | 6.04 | 5.58 | 5.57 | 125 | 134 | 497 | 510 |
| Tau Lekoa Mine | 5.41 | 5.40 | 5.52 | 5.61 | 80 | 80 | 322 | 311 |
| Surface Operations | 19.06 | 20.59 | 20.58 | 12.83 | 27 | 27 | 114 | 99 |
| | | | | | | | | |
| **Ergo** | 8.91 | 7.81 | 8.68 | 10.65 | 51 | 45 | 203 | 264 |
| | | | | | | | | |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 7.35 | 7.98 | 7.68 | 6.82 | 119 | 132 | 499 | 466 |
| Savuka Mine | 3.28 | 3.27 | 3.36 | 4.00 | 42 | 45 | 187 | 236 |
| TauTona Mine | 9.67 | 10.03 | 9.56 | 9.37 | 164 | 172 | 646 | 643 |
| Surface Operations | - | - | - | - | - | - | 1 | 2 |
| | | | | | | | | |
| **EAST AND WEST AFRICA REGION** | **45.04** | **44.47** | **46.40** | **59.66** | **254** | **242** | **982** | **1,083** |
| | | | | | | | | |
| Geita - Attributable 50% | 55.51 | 43.26 | 41.10 | 43.61 | 117 | 88 | 331 | 290 |
| Morila - Attributable 40% | 64.53 | 108.47 | 111.52 | 142.54 | 49 | 78 | 318 | 421 |
| Navachab | 14.12 | 13.65 | 15.86 | 20.12 | 19 | 15 | 72 | 85 |
| Sadiola - Attributable 38% | 72.99 | 61.89 | 62.82 | 85.66 | 51 | 40 | 172 | 181 |
| Yatela - Attributable 40% | 20.77 | 24.43 | 30.50 | 48.07 | 18 | 21 | 89 | 106 |
| | | | | | | | | |
| **NORTH AMERICA REGION** | **79.03** | **66.87** | **69.10** | **63.61** | **74** | **66** | **388** | **462** |
| | | | | | | | | |
| Cripple Creek & Victor J.V. | 79.03 | 66.87 | 72.68 | 59.68 | 74 | 66 | 282 | 225 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 61.07 | 67.85 | - | - | 106 | 237 |
| | | | | | | | | |
| **SOUTH AMERICA REGION** | **23.50** | **20.06** | **21.61** | **22.01** | **139** | **121** | **531** | **483** |
| | | | | | | | | |
| Cerro Vanguardia - Attributable 92.50% [1] | 36.47 | 27.44 | 34.63 | 52.73 | 53 | 42 | 207 | 182 |
| Morro Velho | 16.83 | 15.09 | 14.82 | 13.94 | 62 | 57 | 230 | 205 |
| Serra Grande - Attributable 50% | 27.74 | 30.19 | 29.77 | 29.97 | 24 | 22 | 94 | 96 |
| | | | | | | | | |
| **AUSTRALIA REGION** | **74.65** | **77.97** | **74.29** | **78.36** | **96** | **108** | **431** | **502** |
| | | | | | | | | |
| Boddington | - | - | - | - | - | - | - | 2 |
| Sunrise Dam | 93.07 | 92.90 | 94.42 | 100.83 | 92 | 85 | 357 | 382 |
| Union Reefs | 29.10 | 69.15 | 50.54 | 61.98 | 4 | 23 | 74 | 118 |
| | | | | | | | | |
| **ANGLOGOLD GROUP** | **10.58** | **10.48** | **10.51** | **10.97** | **1,389** | **1,391** | **5,613** | **5,941** |

[1] Effective July 2002 (previously 46.25%)

# KEY OPERATING RESULTS

**PER REGION & OPERATION**

| | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|
| | December | September | December | December | December | September | December | December |
| | 2003 | 2003 | 2003 | 2002 | 2003 | 2003 | 2003 | 2002 |
| **US Dollar / Imperial** | Total cash costs - $/oz | | | | Total production costs - $/oz | | | |
| **SOUTH AFRICA REGION** | **281** | **259** | **253** | **158** | **312** | **279** | **274** | **180** |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 232 | 219 | 218 | 124 | 251 | 233 | 233 | 135 |
| Kopanang Mine | 297 | 261 | 266 | 165 | 319 | 277 | 283 | 183 |
| Tau Lekoa Mine | 342 | 317 | 294 | 192 | 430 | 335 | 328 | 227 |
| Surface Operations | 232 | 212 | 200 | 137 | 232 | 212 | 200 | 146 |
| **Ergo** | 365 | 408 | 349 | 184 | 376 | 441 | 373 | 218 |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 293 | 248 | 247 | 178 | 341 | 288 | 285 | 230 |
| Savuka Mine | 544 | 487 | 448 | 245 | 606 | 515 | 474 | 258 |
| TauTona Mine | 208 | 198 | 194 | 132 | 226 | 210 | 207 | 143 |
| Surface Operations | - | - | 255 | 46 | - | - | 255 | 46 |
| **EAST AND WEST AFRICA REGION** | **187** | **174** | **171** | **126** | **259** | **232** | **230** | **184** |
| Geita - Attributable 50% | 136 | 188 | 183 | 175 | 178 | 229 | 223 | 223 |
| Morila - Attributable 40% | 182 | 109 | 108 | 74 | 290 | 177 | 179 | 142 |
| Navachab | 349 | 303 | 274 | 147 | 407 | 317 | 296 | 162 |
| Sadiola - Attributable 38% | 223 | 195 | 210 | 163 | 292 | 258 | 275 | 241 |
| Yatela - Attributable 40% | 322 | 250 | 235 | 175 | 519 | 378 | 334 | 221 |
| **NORTH AMERICA REGION** | **207** | **227** | **223** | **222** | **318** | **320** | **329** | **330** |
| Cripple Creek & Victor J.V. | 203 | 217 | 199 | 187 | 310 | 315 | 310 | 306 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 270 | 249 | - | - | 366 | 348 |
| **SOUTH AMERICA REGION** | **162** | **155** | **147** | **126** | **250** | **236** | **229** | **202** |
| Cerro Vanguardia - Attributable 92.50% [1] | 138 | 173 | 143 | 104 | 267 | 303 | 261 | 203 |
| Morro Velho | 144 | 146 | 141 | 131 | 205 | 202 | 199 | 193 |
| Serra Grande - Attributable 50% | 131 | 109 | 109 | 100 | 178 | 162 | 163 | 158 |
| **AUSTRALIA REGION** | **238** | **248** | **243** | **193** | **314** | **303** | **304** | **246** |
| Sunrise Dam | 230 | 242 | 228 | 177 | 305 | 307 | 295 | 227 |
| Union Reefs | 179 | 240 | 272 | 224 | 179 | 240 | 283 | 273 |
| **ANGLOGOLD GROUP** | **249** | **237** | **229** | **161** | **301** | **275** | **272** | **203** |

[1] Effective July 2002 (previously 46.25%)

# KEY OPERATING RESULTS

**PER REGION & OPERATION**

| US Dollar | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|
| | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | Cash operating profit - $m [2] | | | | Adjusted operating profit - $m [3] | | | |
| **SOUTH AFRICA REGION** | **96** | **94** | **370** | **451** | **76** | **82** | **317** | **392** |
| **Vaal River** | | | | | | | | |
| Great Noligwa Mine | 37 | 37 | 131 | 149 | 34 | 35 | 121 | 141 |
| Kopanang Mine | 13 | 16 | 53 | 63 | 11 | 14 | 46 | 56 |
| Tau Lekoa Mine | 6 | 5 | 25 | 32 | (1) | 4 | 15 | 23 |
| Surface Operations | 5 | 5 | 20 | 15 | 5 | 5 | 20 | 15 |
| **Ergo** | - | (3) | (3) | 22 | - | (3) | (3) | 20 |
| **West Wits** | | | | | | | | |
| Mponeng Mine | 13 | 15 | 57 | 54 | 8 | 10 | 39 | 30 |
| Savuka Mine | (9) | (8) | (20) | 12 | (9) | (8) | (21) | 9 |
| TauTona Mine | 31 | 27 | 107 | 104 | 28 | 25 | 100 | 98 |
| Surface Operations | - | - | - | - | - | - | - | - |
| **EAST AND WEST AFRICA REGION** | **42** | **42** | **167** | **185** | **27** | **29** | **113** | **124** |
| Geita - Attributable 50% | 23 | 12 | 46 | 33 | 19 | 9 | 34 | 20 |
| Morila - Attributable 40% | 9 | 19 | 75 | 99 | 4 | 14 | 53 | 70 |
| Navachab | 1 | - | 8 | 13 | 1 | - | 7 | 12 |
| Sadiola - Attributable 38% | 8 | 8 | 27 | 25 | 5 | 5 | 16 | 12 |
| Yatela - Attributable 40% | 1 | 3 | 11 | 15 | (2) | 1 | 3 | 10 |
| **NORTH AMERICA REGION** | **10** | **12** | **50** | **62** | **1** | **3** | **3** | **3** |
| Cripple Creek & Victor J.V. | 10 | 12 | 45 | 43 | 1 | 3 | 8 | 6 |
| Jerritt Canyon J.V. - Attributable 70% | - | - | 5 | 19 | - | - | (5) | (3) |
| **SOUTH AMERICA REGION** | **32** | **24** | **120** | **107** | **21** | **15** | **79** | **73** |
| Cerro Vanguardia - Attributable 92.50% [1] | 14 | 7 | 47 | 44 | 7 | 2 | 23 | 27 |
| Morro Velho | 12 | 12 | 49 | 41 | 9 | 9 | 37 | 29 |
| Serra Grande - Attributable 50% | 6 | 5 | 24 | 22 | 5 | 4 | 19 | 17 |
| **AUSTRALIA REGION** | **19** | **10** | **56** | **57** | **12** | **5** | **33** | **36** |
| Boddington | - | - | - | - | - | - | - | - |
| Sunrise Dam | 19 | 8 | 52 | 51 | 12 | 3 | 29 | 33 |
| Union Reefs | - | 2 | 4 | 6 | - | 2 | 4 | 3 |
| **OTHER** | **6** | **7** | **28** | **21** | **-** | **2** | **14** | **10** |
| **ANGLOGOLD GROUP** | **205** | **189** | **791** | **883** | **137** | **136** | **559** | **638** |

[1] Effective July 2002 (previously 46.25%)

[2] Adjusted operating profit plus amortisation of mining assets.

[3] Operating profit excluding unrealised non-hedge derivatives.

## DEVELOPMENT

Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

**Quarter ended December 2003**

| Statistics are shown in metric units | Advance metres | Sampled | | | | | |
|---|---|---|---|---|---|---|---|
| | | metres | channel width cm | gold g/t | gold cm.g/t | uranium kg/t | uranium cm.kg/t |
| **VAAL RIVER** | | | | | | | |
| **Great Noligwa Mine** | | | | | | | |
| Vaal reef | 4,379 | 622 | 99.4 | 19.98 | 1,986 | 1.04 | 103.23 |
| **Kopanang Mine** | | | | | | | |
| Vaal reef | 6,998 | 1,024 | 12.1 | 166.36 | 2,013 | 5.56 | 67.33 |
| "C" reef | - | - | - | - | - | - | - |
| **Tau Lekoa Mine** | | | | | | | |
| Denny's Reef | - | - | - | - | - | - | - |
| Ventersdorp Contact reef | 4,343 | 850 | 77.5 | 8.88 | 688 | 0.12 | 9.22 |
| **Moab Khotsong Mine** | | | | | | | |
| Vaal reef | 2,560 | 14 | 101.9 | 19.78 | 2,016 | - | - |
| **WEST WITS** | | | | | | | |
| **TauTona Mine** | | | | | | | |
| Ventersdorp Contact reef | 157 | - | - | - | - | - | - |
| Carbon Leader reef | 4,215 | 42 | 18.0 | 62.11 | 1,118 | 0.12 | 2.11 |
| **Savuka Mine** | | | | | | | |
| Ventersdorp Contact reef | 728 | - | - | - | - | - | - |
| Carbon Leader reef | 1,270 | 142 | 61.0 | 36.70 | 2,239 | 0.01 | 0.32 |
| **Mponeng Mine** | | | | | | | |
| Ventersdorp Contact reef | 5,034 | 362 | 67.4 | 30.73 | 2,071 | - | - |

| Statistics are shown in imperial units | Advance feet | Sampled | | | | | |
|---|---|---|---|---|---|---|---|
| | | feet | channel width inches | gold oz/t | gold ft.oz/t | uranium lb/t | uranium ft.lb/t |
| **VAAL RIVER** | | | | | | | |
| **Great Noligwa Mine** | | | | | | | |
| Vaal reef | 14,367 | 2,041 | 39.13 | 0.58 | 1.90 | 2.08 | 6.78 |
| **Kopanang Mine** | | | | | | | |
| Vaal reef | 22,960 | 3,360 | 4.76 | 4.85 | 1.92 | 11.12 | 4.41 |
| "C" reef | - | - | - | - | - | - | - |
| **Tau Lekoa Mine** | | | | | | | |
| Denny's Reef | - | - | - | - | - | - | - |
| Ventersdorp Contact reef | 14,248 | 2,789 | 30.51 | 0.26 | 0.66 | 0.24 | 0.61 |
| **Moab Khotsong Mine** | | | | | | | |
| Vaal reef | 8,399 | 46 | 40.12 | 0.58 | 1.94 | - | - |
| **WEST WITS** | | | | | | | |
| **TauTona Mine** | | | | | | | |
| Ventersdorp Contact reef | 513 | - | - | - | - | - | - |
| Carbon Leader reef | 13,829 | 138 | 7.09 | 1.81 | 1.07 | 0.24 | 0.14 |
| **Savuka Mine** | | | | | | | |
| Ventersdorp Contact reef | 2,389 | - | - | - | - | - | - |
| Carbon Leader reef | 4,168 | 466 | 24.02 | 1.07 | 2.14 | 0.02 | 0.04 |
| **Mponeng Mine** | | | | | | | |
| Ventersdorp Contact reef | 16,515 | 1,188 | 26.54 | 0.90 | 1.99 | - | - |

# SHAFT SINKING

| | Quarter ended | | Year ended | |
|---|---|---|---|---|
| | December 2003 | September 2003 | December 2003 | December 2002 |
| **Statistics are shown in metric units** | **metres** | | | |
| **MOAB KHOTSONG MINE** | | | | |
| **Main shaft** | | | | |
| Advance | - | - | - | 69 |
| Depth to date (below collar) | 3,112 | 3,112 | 3,112 | 3,112 |
| **Rock / ventilation sub-vertical shaft** | | | | |
| Depth to date | 939 | 939 | 939 | 939 |
| Station cutting | - | - | - | - |
| **MPONENG MINE** | | | | |
| **Sub Shaft 1** | | | | |
| Depth to date | 1,209 | 1,209 | 1,209 | 1,209 |
| **Sub Shaft Vent Shaft Deepening** | | | | |
| Advance | - | - | - | - |
| Depth to date | 27 | 27 | 27 | 27 |
| **Statistics are shown in imperial units** | **feet** | | | |
| **MOAB KHOTSONG MINE** | | | | |
| **Main shaft** | | | | |
| Advance | - | - | - | 227 |
| Depth to date (below collar) | 10,210 | 10,210 | 10,210 | 10,210 |
| **Rock / ventilation sub-vertical shaft** | | | | |
| Depth to date | 3,080 | 3,080 | 3,080 | 3,080 |
| Station cutting | - | - | - | - |
| **MPONENG MINE** | | | | |
| **Sub Shaft 1** | | | | |
| Depth to date | 3,965 | 3,965 | 3,965 | 3,965 |
| **Sub Shaft Vent Shaft Deepening** | | | | |
| Advance | - | - | - | - |
| Depth to date | 89 | 89 | 89 | 89 |

# SOUTH AFRICA REGION
**VAAL RIVER**

| | | | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **GREAT NOLIGWA MINE** | | | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | | 122 | 109 | 433 | 430 | 1,308 | 1,168 | 4,665 | 4,632 |
| Milled | - 000 tonnes | / - 000 tons | | 605 | 636 | 2,389 | 2,484 | 667 | 701 | 2,634 | 2,739 |
| Yield | - g / t | / - oz / t | | 11.18 | 10.62 | 10.57 | 11.02 | 0.326 | 0.310 | 0.308 | 0.321 |
| Gold produced | - kg | / - oz (000) | | 6,770 | 6,752 | 25,263 | 27,380 | 218 | 217 | 812 | 880 |
| Gold sold | - kg | / - oz (000) | | 6,775 | 6,821 | 25,266 | 27,379 | 218 | 219 | 812 | 880 |
| Price received | - R / kg | / - $ / oz | - sold | 89,762 | 91,365 | 90,916 | 98,877 | 414 | 384 | 379 | 293 |
| Total cash costs | - R | / - $ | - ton milled | 562 | 554 | 555 | 459 | 76 | 68 | 67 | 40 |
| | - R / kg | / - $ / oz | - produced | 50,295 | 52,183 | 52,515 | 41,658 | 232 | 219 | 218 | 124 |
| Total production costs | - R / kg | / - $ / oz | - produced | 54,292 | 55,371 | 55,952 | 45,388 | 251 | 233 | 233 | 135 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g | / - oz | | 274 | 291 | 274 | 276 | 8.81 | 9.35 | 8.80 | 8.88 |
| Actual | - g | / - oz | | 242 | 240 | 224 | 246 | 7.79 | 7.71 | 7.22 | 7.91 |
| Target | - m² | / - ft² | | 4.18 | 4.33 | 4.06 | 3.85 | 45.04 | 46.56 | 43.72 | 41.40 |
| Actual | - m² | / - ft² | | 4.35 | 3.85 | 3.85 | 3.87 | 46.80 | 41.47 | 41.45 | 41.65 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 593 | 590 | 2,189 | 2,496 | 88 | 80 | 293 | 238 |
| Cost of sales | | | | 379 | 365 | 1,394 | 1,221 | 56 | 48 | 187 | 116 |
| Cash operating costs | | | | 338 | 350 | 1,315 | 1,131 | 51 | 47 | 176 | 108 |
| Other cash costs | | | | 3 | 3 | 11 | 10 | - | - | 1 | 1 |
| Total cash costs | | | | 341 | 353 | 1,326 | 1,141 | 51 | 47 | 177 | 109 |
| Retrenchment costs | | | | 2 | - | 3 | 4 | - | - | - | - |
| Rehabilitation and other non-cash costs | | | | 3 | 3 | 13 | 13 | - | - | 2 | 1 |
| Production costs | | | | 346 | 356 | 1,342 | 1,158 | 51 | 47 | 179 | 110 |
| Amortisation of mining assets | | | | 22 | 18 | 71 | 86 | 3 | 2 | 10 | 8 |
| Inventory change | | | | 11 | (9) | (19) | (23) | 2 | (1) | (2) | (2) |
| | | | | 214 | 225 | 795 | 1,275 | 32 | 32 | 106 | 122 |
| Realised non-hedge derivatives | | | | 16 | 33 | 108 | 212 | 2 | 3 | 15 | 19 |
| Adjusted operating profit | | | | 230 | 258 | 903 | 1,487 | 34 | 35 | 121 | 141 |
| Capital expenditure | | | | 59 | 45 | 164 | 121 | 8 | 6 | 22 | 11 |

## SOUTH AFRICA REGION
**VAAL RIVER**

| | | | | Quarter ended | Year ended | | | Quarter ended | Year ended | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **KOPANANG MINE** | | | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | | 120 | 125 | 481 | 457 | 1,295 | 1,347 | 5,180 | 4,919 |
| Milled | - 000 tonnes | / - 000 tons | | 521 | 556 | 2,184 | 2,195 | 574 | 613 | 2,408 | 2,420 |
| Yield | - g / t | / - oz / t | | 7.42 | 7.40 | 7.07 | 7.23 | 0.217 | 0.216 | 0.206 | 0.211 |
| Gold produced | - kg | / - oz (000) | | 3,866 | 4,119 | 15,449 | 15,874 | 124 | 132 | 497 | 511 |
| Gold sold | - kg | / - oz (000) | | 3,868 | 4,162 | 15,451 | 15,873 | 125 | 134 | 497 | 510 |
| Price received | - R / kg | / - $ / oz | - sold | 89,970 | 91,511 | 91,098 | 98,837 | 415 | 385 | 378 | 295 |
| Total cash costs | - R | / - $ | - ton milled | 476 | 460 | 454 | 398 | 64 | 56 | 55 | 35 |
| | - R / kg | / - $ / oz | - produced | 64,281 | 62,189 | 64,164 | 55,001 | 297 | 261 | 266 | 165 |
| Total production costs | - R / kg | / - $ / oz | - produced | 69,216 | 65,960 | 68,223 | 61,158 | 319 | 277 | 283 | 183 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g | / - oz | | 178 | 184 | 177 | 176 | 5.71 | 5.90 | 5.69 | 5.65 |
| Actual | - g | / - oz | | 178 | 188 | 173 | 173 | 5.74 | 6.04 | 5.58 | 5.57 |
| Target | - m² | / - ft² | | 5.32 | 5.53 | 5.34 | 4.85 | 57.23 | 59.53 | 57.46 | 52.21 |
| Actual | - m² | / - ft² | | 5.55 | 5.71 | 5.40 | 4.99 | 59.79 | 61.44 | 58.17 | 53.68 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 339 | 360 | 1,342 | 1,456 | 50 | 49 | 179 | 140 |
| Cost of sales | | | | 274 | 276 | 1,061 | 978 | 40 | 37 | 142 | 95 |
| Cash operating costs | | | | 246 | 254 | 982 | 866 | 37 | 34 | 131 | 83 |
| Other cash costs | | | | 2 | 2 | 9 | 7 | - | - | 1 | 1 |
| Total cash costs | | | | 248 | 256 | 991 | 873 | 37 | 34 | 132 | 84 |
| Retrenchment costs | | | | 1 | - | 2 | 6 | - | - | - | 1 |
| Rehabilitation and other non-cash costs | | | | 2 | 2 | 7 | 18 | - | - | 1 | 2 |
| Production costs | | | | 251 | 258 | 1,000 | 897 | 37 | 34 | 133 | 87 |
| Amortisation of mining assets | | | | 17 | 13 | 54 | 74 | 2 | 2 | 7 | 7 |
| Inventory change | | | | 6 | 5 | 7 | 7 | 1 | 1 | 2 | 1 |
| | | | | 65 | 84 | 281 | 478 | 10 | 12 | 37 | 45 |
| Realised non-hedge derivatives | | | | 10 | 21 | 66 | 113 | 1 | 2 | 9 | 11 |
| Adjusted operating profit | | | | 75 | 105 | 347 | 591 | 11 | 14 | 46 | 56 |
| Capital expenditure | | | | 34 | 14 | 87 | 89 | 5 | 2 | 12 | 8 |

# SOUTH AFRICA REGION

**VAAL RIVER**

| | | | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **TAU LEKOA MINE** | | | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | | 102 | 105 | 414 | 410 | 1,101 | 1,128 | 4,462 | 4,415 |
| Milled | - 000 tonnes | / - 000 tons | | 617 | 602 | 2,363 | 2,174 | 680 | 664 | 2,605 | 2,396 |
| Yield | - g / t | / - oz / t | | 4.04 | 4.06 | 4.24 | 4.45 | 0.118 | 0.119 | 0.124 | 0.130 |
| Gold produced | - kg | / - oz (000) | | 2,492 | 2,449 | 10,010 | 9,675 | 80 | 79 | 322 | 311 |
| Gold sold | - kg | / - oz (000) | | 2,496 | 2,475 | 10,011 | 9,674 | 80 | 80 | 322 | 311 |
| Price received | - R / kg | / - $ / oz | - sold | 89,540 | 91,566 | 90,917 | 98,962 | 413 | 385 | 376 | 296 |
| Total cash costs | - R | / - $ | - ton milled | 299 | 307 | 299 | 286 | 40 | 38 | 36 | 25 |
| | - R / kg | / - $ / oz | - produced | 74,058 | 75,407 | 70,702 | 64,234 | 342 | 317 | 294 | 192 |
| Total production costs | - R / kg | / - $ / oz | - produced | 92,666 | 79,712 | 78,459 | 75,954 | 430 | 335 | 328 | 227 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g | / - oz | | 179 | 181 | 177 | 187 | 5.77 | 5.81 | 5.69 | 6.02 |
| Actual | - g | / - oz | | 168 | 168 | 172 | 174 | 5.41 | 5.40 | 5.52 | 5.61 |
| Target | - m² | / - ft² | | 7.52 | 7.63 | 7.45 | 7.81 | 80.97 | 82.15 | 80.24 | 84.03 |
| Actual | - m² | / - ft² | | 6.91 | 7.19 | 7.11 | 7.40 | 74.34 | 77.41 | 76.58 | 79.62 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 218 | 214 | 868 | 888 | 32 | 29 | 116 | 86 |
| Cost of sales | | | | 229 | 194 | 788 | 722 | 34 | 26 | 106 | 69 |
| Cash operating costs | | | | 183 | 183 | 702 | 617 | 27 | 25 | 94 | 59 |
| Other cash costs | | | | 2 | 1 | 6 | 4 | - | - | 1 | - |
| Total cash costs | | | | 185 | 184 | 708 | 621 | 27 | 25 | 95 | 59 |
| Retrenchment costs | | | | - | 1 | 2 | 6 | - | - | - | 1 |
| Rehabilitation and other non-cash costs | | | | 1 | 1 | 5 | 12 | - | - | 1 | 1 |
| Production costs | | | | 186 | 186 | 715 | 639 | 27 | 25 | 96 | 61 |
| Amortisation of mining assets | | | | 45 | 9 | 71 | 95 | 7 | 1 | 10 | 9 |
| Inventory change | | | | (2) | (1) | 2 | (12) | - | - | - | (1) |
| | | | | (11) | 20 | 80 | 166 | (2) | 3 | 10 | 17 |
| Realised non-hedge derivatives | | | | 5 | 12 | 42 | 69 | 1 | 1 | 5 | 6 |
| Adjusted operating profit | | | | (6) | 32 | 122 | 235 | (1) | 4 | 15 | 23 |
| Capital expenditure | | | | 21 | 11 | 49 | 16 | 3 | 2 | 7 | 1 |

anglogold

# SOUTH AFRICA REGION

**VAAL RIVER**

| | | | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **SURFACE OPERATIONS** | | | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| Milled | - 000 tonnes | / - 000 tons | | 1,432 | 1,392 | 5,859 | 5,536 | 1,579 | 1,534 | 6,458 | 6,102 |
| Yield | - g / t | / - oz / t | | 0.59 | 0.60 | 0.61 | 0.56 | 0.017 | 0.017 | 0.018 | 0.016 |
| Gold produced | - kg | / - oz (000) | | 848 | 835 | 3,552 | 3,081 | 27 | 27 | 114 | 99 |
| Gold sold | - kg | / - oz (000) | | 850 | 844 | 3,553 | 3,080 | 27 | 27 | 114 | 99 |
| Price received | - R / kg | / - $ / oz | - sold | 90,297 | 91,637 | 91,148 | 99,121 | 416 | 384 | 375 | 294 |
| Total cash costs | - R | / - $ | - ton milled | 29 | 30 | 29 | 26 | 4 | 4 | 4 | 2 |
| | - R / kg | / - $ / oz | - produced | 50,243 | 50,454 | 48,275 | 45,903 | 232 | 212 | 200 | 137 |
| Total production costs | - R / kg | / - $ / oz | - produced | 50,243 | 50,489 | 48,283 | 49,119 | 232 | 212 | 200 | 146 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g | / - oz | | 334 | 323 | 325 | 410 | 10.75 | 10.38 | 10.45 | 13.19 |
| Actual | - g | / - oz | | 593 | 640 | 640 | 399 | 19.06 | 20.59 | 20.58 | 12.83 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 74 | 72 | 309 | 282 | 11 | 10 | 41 | 27 |
| Cost of sales | | | | 42 | 42 | 172 | 150 | 6 | 6 | 23 | 15 |
| Cash operating costs | | | | 42 | 42 | 172 | 141 | 6 | 6 | 23 | 14 |
| Other cash costs | | | | - | - | - | - | - | - | - | - |
| Total cash costs | | | | 42 | 42 | 172 | 141 | 6 | 6 | 23 | 14 |
| Retrenchment costs | | | | - | - | - | - | - | - | - | - |
| Rehabilitation and other non-cash costs | | | | - | - | - | 10 | - | - | - | 1 |
| Production costs | | | | 42 | 42 | 172 | 151 | 6 | 6 | 23 | 15 |
| Amortisation of mining assets | | | | - | - | - | - | - | - | - | - |
| Inventory change | | | | - | - | - | (1) | - | - | - | - |
| | | | | 32 | 30 | 137 | 132 | 5 | 4 | 18 | 12 |
| Realised non-hedge derivatives | | | | 2 | 5 | 15 | 23 | - | 1 | 2 | 3 |
| Adjusted operating profit | | | | 34 | 35 | 152 | 155 | 5 | 5 | 20 | 15 |
| | | | | **Moab Khotsong** | | | | | | | |
| Capital expenditure | | | | 142 | 139 | 503 | 376 | 20 | 18 | 67 | 36 |

# SOUTH AFRICA REGION

**ERGO**

| | | | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **ERGO** | | | | | | | | | | | |
| **SURFACE AND DUMP RECLAMATION** | | | | | | | | | | | |
| Material treated | - 000 tonnes | / - 000 tons | | 7,598 | 7,249 | 30,905 | 32,824 | 8,375 | 7,990 | 34,067 | 36,182 |
| Yield | - g / t | / - oz / t | | 0.21 | 0.19 | 0.20 | 0.25 | 0.006 | 0.006 | 0.006 | 0.007 |
| Gold produced | - kg | / - oz (000) | | 1,597 | 1,407 | 6,313 | 8,215 | 51 | 45 | 203 | 264 |
| Gold sold | - kg | / - oz (000) | | 1,596 | 1,407 | 6,312 | 8,216 | 51 | 45 | 203 | 264 |
| Price received | - R / kg | / - $ / oz | - sold | 85,464 | 85,801 | 87,078 | 99,093 | 395 | 361 | 360 | 294 |
| Total cash costs | - R | / - $ | - ton treated | 17 | 19 | 17 | 15 | 2 | 2 | 2 | 1 |
| | - R / kg | / - $ / oz | - produced | 79,185 | 97,163 | 84,455 | 61,810 | 365 | 408 | 349 | 184 |
| Total production costs | - R / kg | / - $ / oz | - produced | 81,384 | 104,856 | 90,242 | 73,051 | 376 | 441 | 373 | 218 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g | / - oz | | 305 | 278 | 283 | 290 | 9.80 | 8.95 | 9.09 | 9.34 |
| Actual | - g | / - oz | | 277 | 243 | 270 | 331 | 8.91 | 7.81 | 8.68 | 10.65 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 139 | 122 | 547 | 753 | 21 | 17 | 73 | 72 |
| Cost of sales | | | | 134 | 142 | 570 | 601 | 21 | 18 | 76 | 57 |
| Cash operating costs | | | | 126 | 136 | 531 | 504 | 20 | 18 | 72 | 48 |
| Other cash costs | | | | - | 1 | 2 | 3 | - | - | - | - |
| Total cash costs | | | | 126 | 137 | 533 | 507 | 20 | 18 | 72 | 48 |
| Retrenchment costs | | | | 1 | - | 2 | 3 | - | - | - | - |
| Rehabilitation and other non-cash costs | | | | 1 | 10 | 31 | 73 | - | 1 | 4 | 7 |
| Production costs | | | | 128 | 147 | 566 | 583 | 20 | 19 | 76 | 55 |
| Amortisation of mining assets | | | | 1 | - | 4 | 17 | - | - | - | 2 |
| Inventory change | | | | 5 | (5) | - | 1 | 1 | (1) | - | - |
| | | | | 5 | (20) | (23) | 152 | - | (1) | (3) | 15 |
| Realised non-hedge derivatives | | | | (3) | (2) | 2 | 61 | - | (2) | - | 5 |
| Adjusted operating profit | | | | 2 | (22) | (21) | 213 | - | (3) | (3) | 20 |
| Capital expenditure | | | | - | - | - | 2 | - | - | - | - |

## SOUTH AFRICA REGION

**WEST WITS**

| | | | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **MPONENG MINE** | | | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | | 84 | 89 | 336 | 308 | 900 | 955 | 3,620 | 3,312 |
| Milled | - 000 tonnes | / - 000 tons | | 418 | 460 | 1,733 | 1,679 | 460 | 507 | 1,910 | 1,851 |
| Yield | - g / t | / - oz / t | | 8.85 | 8.81 | 8.96 | 8.63 | 0.258 | 0.257 | 0.261 | 0.252 |
| Gold produced | - kg | / - oz (000) | | 3,696 | 4,055 | 15,517 | 14,498 | 119 | 130 | 499 | 466 |
| Gold sold | - kg | / - oz (000) | | 3,702 | 4,099 | 15,516 | 14,500 | 119 | 132 | 499 | 466 |
| Price received | - R / kg | / - $ / oz | - sold | 87,475 | 85,261 | 88,164 | 98,599 | 404 | 358 | 365 | 294 |
| Total cash costs | - R | / - $ | - ton milled | 561 | 520 | 533 | 514 | 76 | 64 | 66 | 45 |
| | - R / kg | / - $ / oz | - produced | 63,437 | 59,039 | 59,536 | 59,504 | 293 | 248 | 247 | 178 |
| Total production costs | - R / kg | / - $ / oz | - produced | 73,902 | 68,562 | 68,686 | 76,922 | 341 | 288 | 285 | 230 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g | / - oz | | 202 | 203 | 193 | 193 | 6.51 | 6.53 | 6.20 | 6.22 |
| Actual | - g | / - oz | | 229 | 248 | 239 | 212 | 7.35 | 7.98 | 7.68 | 6.82 |
| Cost of sales | - m² | / - ft² | | 4.74 | 4.63 | 4.60 | 4.40 | 51.05 | 49.88 | 49.49 | 47.37 |
| Actual | - m² | / - ft² | | 5.17 | 5.43 | 5.18 | 4.50 | 55.66 | 58.44 | 55.74 | 48.47 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 323 | 354 | 1,346 | 1,330 | 48 | 48 | 179 | 128 |
| Cost of sales | | | | 272 | 277 | 1,069 | 1,109 | 40 | 37 | 143 | 106 |
| Cash operating costs | | | | 232 | 237 | 916 | 857 | 35 | 32 | 123 | 82 |
| Other cash costs | | | | 2 | 2 | 8 | 6 | - | - | 2 | 1 |
| Total cash costs | | | | 234 | 239 | 924 | 863 | 35 | 32 | 125 | 83 |
| Retrenchment costs | | | | 1 | 1 | 3 | 3 | - | - | - | - |
| Rehabilitation and other non-cash costs | | | | - | 1 | 3 | 4 | - | - | - | - |
| Production costs | | | | 235 | 241 | 930 | 870 | 35 | 32 | 125 | 83 |
| Amortisation of mining assets | | | | 37 | 37 | 136 | 246 | 5 | 5 | 18 | 24 |
| Inventory change | | | | - | (1) | 3 | (7) | - | - | - | (1) |
| | | | | 51 | 77 | 277 | 221 | 8 | 11 | 36 | 22 |
| Realised non-hedge derivatives | | | | - | (4) | 22 | 101 | - | (1) | 3 | 8 |
| Adjusted operating profit | | | | 51 | 73 | 299 | 322 | 8 | 10 | 39 | 30 |
| Capital expenditure | | | | 121 | 121 | 417 | 332 | 17 | 16 | 55 | 33 |

# SOUTH AFRICA REGION

**WEST WITS**

| | | | | Quarter ended December 2003 | September 2003 | Year ended December 2003 | December 2002 | Quarter ended December 2003 | September 2003 | Year ended December 2003 | December 2002 |
|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | | | Rand / | Metric | | | Dollar / | Imperial | |
| **SAVUKA MINE** | | | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | | 45 | 42 | 166 | 195 | 480 | 455 | 1,784 | 2,104 |
| Milled | - 000 tonnes | / - 000 tons | | 228 | 251 | 1,003 | 1,037 | 252 | 276 | 1,106 | 1,143 |
| Yield | - g / t | / - oz / t | | 5.71 | 5.49 | 5.81 | 7.07 | 0.167 | 0.160 | 0.169 | 0.206 |
| Gold produced | - kg | / - oz (000) | | 1,304 | 1,376 | 5,825 | 7,331 | 42 | 44 | 187 | 236 |
| Gold sold | - kg | / - oz (000) | | 1,314 | 1,391 | 5,825 | 7,332 | 42 | 45 | 187 | 236 |
| Price received | - R / kg | / - $ / oz | - sold | 87,643 | 85,207 | 88,482 | 99,306 | 405 | 358 | 365 | 294 |
| Total cash costs | - R | / - $ | - ton milled | 673 | 636 | 628 | 581 | 91 | 78 | 76 | 50 |
| | - R / kg | / - $ / oz | - produced | 117,763 | 115,931 | 108,219 | 82,111 | 544 | 487 | 448 | 245 |
| Total production costs | - R / kg | / - $ / oz | - produced | 131,244 | 122,651 | 114,283 | 86,729 | 606 | 515 | 474 | 258 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g | / - oz | | 130 | 127 | 125 | 135 | 4.18 | 4.08 | 4.03 | 4.34 |
| Actual | - g | / - oz | | 102 | 102 | 105 | 124 | 3.28 | 3.27 | 3.36 | 4.00 |
| Target | - m² | / - ft² | | 4.37 | 4.34 | 4.16 | 4.38 | 47.00 | 46.71 | 44.76 | 47.17 |
| Actual | - m² | / - ft² | | 3.49 | 3.12 | 2.98 | 3.32 | 37.52 | 33.62 | 32.02 | 35.71 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 115 | 120 | 504 | 671 | 17 | 16 | 67 | 64 |
| Cost of sales | | | | 174 | 174 | 671 | 631 | 26 | 23 | 90 | 60 |
| Cash operating costs | | | | 152 | 158 | 625 | 598 | 23 | 21 | 83 | 57 |
| Other cash costs | | | | 2 | 1 | 5 | 4 | - | - | 1 | - |
| Total cash costs | | | | 154 | 159 | 630 | 602 | 23 | 21 | 84 | 57 |
| Retrenchment costs | | | | 9 | 4 | 14 | 2 | 1 | 1 | 2 | - |
| Rehabilitation and other non-cash costs | | | | 8 | 3 | 12 | 3 | 1 | - | 2 | - |
| Production costs | | | | 171 | 166 | 656 | 607 | 25 | 22 | 88 | 57 |
| Amortisation of mining assets | | | | - | 3 | 10 | 29 | - | - | 1 | 3 |
| Inventory change | | | | 3 | 5 | 5 | (5) | 1 | 1 | 1 | - |
| | | | | (59) | (54) | (167) | 40 | (9) | (7) | (23) | 4 |
| Realised non-hedge derivatives | | | | - | (2) | 11 | 57 | - | (1) | 2 | 5 |
| Adjusted operating profit | | | | (59) | (56) | (156) | 97 | (9) | (8) | (21) | 9 |
| Capital expenditure | | | | 33 | 40 | 106 | 60 | 5 | 5 | 14 | 6 |

# SOUTH AFRICA REGION

**WEST WITS**

| | | | | Quarter ended | Year ended | | Quarter ended | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | | | Rand / Metric | | | | Dollar / Imperial | | | |

| **TAUTONA MINE** | | | | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|
| **OPERATING RESULTS** | | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | | |
| Area mined | - 000 m² | / - 000 ft² | | 81 | 73 | 305 | 315 | 876 | 783 | 3,286 | 3,395 |
| Milled | - 000 tonnes | / - 000 tons | | 416 | 400 | 1,663 | 1,716 | 459 | 441 | 1,833 | 1,891 |
| Yield | - g / t | / - oz / t | | 12.21 | 13.19 | 12.09 | 11.66 | 0.356 | 0.385 | 0.353 | 0.340 |
| Gold produced | - kg | / - oz (000) | | 5,086 | 5,272 | 20,106 | 19,997 | 164 | 170 | 646 | 643 |
| Gold sold | - kg | / - oz (000) | | 5,089 | 5,337 | 20,105 | 20,000 | 164 | 172 | 646 | 643 |
| Price received | - R / kg | / - $ / oz | - sold | 87,832 | 85,164 | 88,180 | 98,972 | 407 | 358 | 366 | 294 |
| Total cash costs | - R | / - $ | - ton milled | 550 | 621 | 566 | 518 | 74 | 76 | 68 | 45 |
| | - R / kg | / - $ / oz | - produced | 45,014 | 47,096 | 46,790 | 44,465 | 208 | 198 | 194 | 132 |
| Total production costs | - R / kg | / - $ / oz | - produced | 49,016 | 49,989 | 49,836 | 48,125 | 226 | 210 | 207 | 143 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | | |
| Target | - g | / - oz | | 285 | 301 | 294 | 287 | 9.16 | 9.68 | 9.46 | 9.24 |
| Actual | - g | / - oz | | 301 | 312 | 297 | 292 | 9.67 | 10.03 | 9.56 | 9.37 |
| Target | - m² | / - ft² | | 4.34 | 4.55 | 4.49 | 4.49 | 46.76 | 48.93 | 48.28 | 48.29 |
| Actual | - m² | / - ft² | | 4.82 | 4.30 | 4.52 | 4.60 | 51.85 | 46.32 | 48.60 | 49.49 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | | |
| Gold income | | | | 444 | 460 | 1,738 | 1,837 | 66 | 62 | 232 | 176 |
| Cost of sales | | | | 257 | 272 | 1,021 | 949 | 38 | 36 | 136 | 92 |
| Cash operating costs | | | | 227 | 246 | 932 | 882 | 34 | 33 | 124 | 84 |
| Other cash costs | | | | 2 | 2 | 9 | 7 | - | - | 1 | 1 |
| Total cash costs | | | | 229 | 248 | 941 | 889 | 34 | 33 | 125 | 85 |
| Retrenchment costs | | | | 1 | - | 2 | 7 | - | - | - | 1 |
| Rehabilitation and other non-cash costs | | | | 1 | 1 | 4 | 6 | - | - | 1 | 1 |
| Production costs | | | | 231 | 249 | 947 | 902 | 34 | 33 | 126 | 87 |
| Amortisation of mining assets | | | | 18 | 14 | 55 | 61 | 3 | 2 | 7 | 6 |
| Inventory change | | | | 8 | 9 | 19 | (14) | 1 | 1 | 3 | (1) |
| | | | | 187 | 188 | 717 | 888 | 28 | 26 | 96 | 84 |
| Realised non-hedge derivatives | | | | 3 | (6) | 35 | 143 | - | (1) | 4 | 14 |
| Adjusted operating profit | | | | 190 | 182 | 752 | 1,031 | 28 | 25 | 100 | 98 |
| Capital expenditure | | | | 400 | 34 | 493 | 115 | 53 | 5 | 65 | 11 |

# EAST AND WEST AFRICA REGION

| | | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | December | September | December | December | December | September | December | December |
| | | | 2003 | 2003 | 2003 | 2002 | 2003 | 2003 | 2003 | 2002 |
| | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **GEITA - Attributable 50%** | | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | | |
| Volume mined | - 000 bcm | / - 000 bcy | 3,021 | 3,077 | 11,364 | 8,916 | 3,951 | 4,025 | 14,864 | 11,663 |
| Mined | - 000 tonnes / | - 000 tons | 7,758 | 8,121 | 29,935 | 22,564 | 8,551 | 8,952 | 32,998 | 24,872 |
| Treated | - 000 tonnes / | - 000 tons | 691 | 716 | 2,852 | 2,489 | 761 | 789 | 3,144 | 2,744 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | | 8.52 | 8.54 | 9.53 | 7.36 | 8.52 | 8.54 | 9.53 | 7.36 |
| Yield | - g / t | / - oz / t | 5.26 | 3.83 | 3.60 | 3.62 | 0.153 | 0.112 | 0.105 | 0.106 |
| Gold produced | - kg | / - oz (000) | 3,635 | 2,745 | 10,280 | 9,005 | 117 | 88 | 331 | 290 |
| Gold sold | - kg | / - oz (000) | 3,635 | 2,745 | 10,280 | 9,005 | 117 | 88 | 331 | 290 |
| Price received | - R / kg | / - $ / oz - sold | 73,902 | 79,129 | 77,382 | 98,785 | 340 | 334 | 326 | 292 |
| Total cash costs | - R / kg | / - $ / oz - produced | 29,493 | 44,735 | 44,248 | 58,831 | 136 | 188 | 183 | 175 |
| Total production costs | - R / kg | / - $ / oz - produced | 38,544 | 54,405 | 53,779 | 75,024 | 178 | 229 | 223 | 223 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Target | - g | / - oz | 1,593 | 1,575 | 1,467 | 1,560 | 51.20 | 50.65 | 47.18 | 50.15 |
| Actual | - g | / - oz | 1,727 | 1,345 | 1,278 | 1,356 | 55.51 | 43.26 | 41.10 | 43.61 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 266 | 216 | 787 | 879 | 39 | 29 | 107 | 84 |
| Cost of sales | | | 142 | 150 | 553 | 676 | 20 | 20 | 74 | 65 |
| Cash operating costs | | | 97 | 113 | 421 | 492 | 14 | 15 | 56 | 47 |
| Other cash costs | | | 11 | 10 | 34 | 38 | 2 | 2 | 5 | 4 |
| Total cash costs | | | 108 | 123 | 455 | 530 | 16 | 17 | 61 | 51 |
| Rehabilitation and other non-cash costs | | | 1 | 1 | 6 | 7 | - | - | 1 | 1 |
| Production costs | | | 109 | 124 | 461 | 537 | 16 | 17 | 62 | 52 |
| Amortisation of mining assets | | | 31 | 25 | 92 | 139 | 4 | 3 | 12 | 13 |
| Inventory change | | | 2 | 1 | - | - | - | - | - | - |
| | | | 124 | 66 | 234 | 203 | 19 | 9 | 33 | 19 |
| Realised non-hedge derivatives | | | 2 | 1 | 8 | 11 | - | - | 1 | 1 |
| Adjusted operating profit | | | 126 | 67 | 242 | 214 | 19 | 9 | 34 | 20 |
| Capital expenditure | | | 21 | 22 | 75 | 92 | 3 | 3 | 10 | 9 |

# EAST AND WEST AFRICA REGION

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **MORILA - Attributable 40%** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Volume mined | - 000 bcm   /   - 000 bcy | 893 | 942 | 3,613 | 4,434 | 1,168 | 1,232 | 4,726 | 5,800 |
| Mined | - 000 tonnes /   - 000 tons | 2,382 | 2,468 | 9,364 | 10,497 | 2,626 | 2,720 | 10,322 | 11,571 |
| Treated | - 000 tonnes /   - 000 tons | 337 | 329 | 1,306 | 1,094 | 371 | 363 | 1,440 | 1,206 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | 5.23 | 9.25 | 4.77 | 7.12 | 5.23 | 9.25 | 4.77 | 7.12 |
| Yield | - g / t       /   - oz / t | 4.41 | 7.55 | 7.56 | 11.96 | 0.129 | 0.220 | 0.221 | 0.349 |
| Gold produced | - kg       /   - oz (000) | 1,487 | 2,483 | 9,878 | 13,083 | 48 | 80 | 318 | 421 |
| Gold sold | - kg       /   - oz (000) | 1,530 | 2,440 | 9,878 | 13,080 | 49 | 78 | 318 | 421 |
| Price received | - R / kg   /   - $ / oz     - sold | 78,552 | 83,026 | 84,739 | 102,985 | 367 | 350 | 345 | 309 |
| Total cash costs | - R / kg   /   - $ / oz     - produced | 39,099 | 25,875 | 26,086 | 24,541 | 182 | 109 | 108 | 74 |
| Total production costs | - R / kg   /   - $ / oz     - produced | 62,447 | 42,139 | 43,298 | 47,559 | 290 | 177 | 179 | 142 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g       /   - oz | 3,024 | 3,591 | 3,495 | 3,202 | 97.22 | 115.46 | 112.37 | 102.94 |
| Actual | - g       /   - oz | 2,007 | 3,374 | 3,469 | 4,434 | 64.53 | 108.47 | 111.52 | 142.54 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 120 | 202 | 836 | 1,347 | 18 | 28 | 110 | 130 |
| Cost of sales | | 92 | 103 | 426 | 624 | 14 | 14 | 57 | 60 |
| Cash operating costs | | 50 | 50 | 199 | 226 | 8 | 7 | 26 | 22 |
| Other cash costs | | 8 | 14 | 59 | 95 | 1 | 2 | 8 | 9 |
| Total cash costs | | 58 | 64 | 258 | 321 | 9 | 9 | 34 | 31 |
| Rehabilitation and other non-cash costs | | 3 | 3 | 7 | 1 | - | - | 1 | - |
| Production costs | | 61 | 67 | 265 | 322 | 9 | 9 | 35 | 31 |
| Amortisation of mining assets | | 31 | 38 | 163 | 300 | 5 | 5 | 22 | 29 |
| Inventory change | | - | (2) | (2) | 2 | - | - | - | - |
| | | 28 | 99 | 410 | 723 | 4 | 14 | 53 | 70 |
| Realised non-hedge derivatives | | - | 1 | 1 | - | - | - | - | - |
| Adjusted operating profit | | 28 | 100 | 411 | 723 | 4 | 14 | 53 | 70 |
| Capital expenditure | | 7 | 10 | 36 | 70 | 1 | 1 | 4 | 7 |

# EAST AND WEST AFRICA REGION

|  |  | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
|  |  | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
|  |  | Rand / Metric | | | | Dollar / Imperial | | | |
| **NAVACHAB** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Volume mined | - 000 bcm / - 000 bcy | 374 | 299 | 1,397 | 1,319 | 489 | 392 | 1,827 | 1,725 |
| Mined | - 000 tonnes / - 000 tons | 960 | 873 | 3,792 | 3,663 | 1,058 | 963 | 4,179 | 4,037 |
| Treated | - 000 tonnes / - 000 tons | 321 | 338 | 1,314 | 1,372 | 354 | 373 | 1,448 | 1,512 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | 1.86 | 1.39 | 1.89 | 1.77 | 1.86 | 1.39 | 1.89 | 1.77 |
| Yield | - g / t / - oz / t | 1.61 | 1.65 | 1.75 | 1.93 | 0.047 | 0.048 | 0.051 | 0.056 |
| Gold produced | - kg / - oz (000) | 518 | 559 | 2,299 | 2,653 | 16 | 18 | 73 | 85 |
| Gold sold | - kg / - oz (000) | 579 | 464 | 2,263 | 2,653 | 19 | 15 | 72 | 85 |
| Price received | - R / kg / - $ / oz - sold | 85,108 | 85,673 | 87,491 | 102,429 | 393 | 360 | 361 | 305 |
| Total cash costs | - R / kg / - $ / oz - produced | 75,347 | 71,907 | 65,782 | 49,265 | 349 | 303 | 274 | 147 |
| Total production costs | - R / kg / - $ / oz - produced | 87,787 | 75,214 | 70,801 | 54,138 | 407 | 317 | 296 | 162 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g / - oz | 587 | 601 | 604 | 557 | 18.88 | 19.32 | 19.43 | 17.91 |
| Actual | - g / - oz | 439 | 424 | 493 | 626 | 14.12 | 13.65 | 15.86 | 20.12 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 49 | 40 | 198 | 272 | 7 | 5 | 26 | 26 |
| Cost of sales | | 43 | 39 | 143 | 143 | 6 | 5 | 19 | 14 |
| Cash operating costs | | 39 | 40 | 134 | 129 | 6 | 5 | 18 | 13 |
| Other cash costs | | - | - | 1 | 1 | - | - | - | - |
| Total cash costs | | 39 | 40 | 135 | 130 | 6 | 5 | 18 | 13 |
| Rehabilitation and other non-cash costs | | 5 | - | 5 | 1 | 1 | - | 1 | - |
| Production costs | | 44 | 40 | 140 | 131 | 7 | 5 | 19 | 13 |
| Amortisation of mining assets | | 2 | 2 | 6 | 12 | - | - | 1 | 1 |
| Inventory change | | (3) | (3) | (3) | - | (1) | - | (1) | - |
|  | | 6 | 1 | 55 | 129 | 1 | - | 7 | 12 |
| Realised non-hedge derivatives | | - | - | - | - | - | - | - | - |
| Adjusted operating profit | | 6 | 1 | 55 | 129 | 1 | - | 7 | 12 |
| Capital expenditure | | 1 | 6 | 17 | 21 | - | 1 | 2 | 2 |

# EAST AND WEST AFRICA REGION

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | December | September | December | December | December | September | December | December |
| | | 2003 | 2003 | 2003 | 2002 | 2003 | 2003 | 2003 | 2002 |
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **SADIOLA - Attributable 38%** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Volume mined | - 000 bcm    /    - 000 bcy | 1,153 | 832 | 3,873 | 3,405 | 1,509 | 1,089 | 5,065 | 4,454 |
| Mined | - 000 tonnes /    - 000 tons | 2,035 | 1,500 | 7,085 | 6,370 | 2,244 | 1,653 | 7,810 | 7,021 |
| Treated | - 000 tonnes /    - 000 tons | 515 | 470 | 1,927 | 1,914 | 567 | 518 | 2,124 | 2,110 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | 1.64 | 4.25 | 2.25 | 1.63 | 1.64 | 4.25 | 2.25 | 1.63 |
| Yield | - g / t         /    - oz / t | 3.04 | 2.79 | 2.77 | 2.96 | 0.089 | 0.081 | 0.081 | 0.086 |
| Gold produced | - kg          /    - oz (000) | 1,566 | 1,311 | 5,340 | 5,672 | 50 | 42 | 172 | 182 |
| Gold sold | - kg          /    - oz (000) | 1,580 | 1,242 | 5,353 | 5,633 | 51 | 40 | 172 | 181 |
| Price received | - R / kg    /    - $ / oz      - sold | 84,710 | 88,791 | 88,602 | 102,455 | 395 | 373 | 369 | 305 |
| Total cash costs | - R / kg    /    - $ / oz      - produced | 48,008 | 46,315 | 50,450 | 54,603 | 223 | 195 | 210 | 163 |
| Total production costs | - R / kg    /    - $ / oz      - produced | 62,869 | 61,346 | 65,940 | 80,873 | 292 | 258 | 275 | 241 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g         /    - oz | 2,612 | 2,321 | 2,280 | 2,403 | 83.97 | 74.61 | 73.31 | 77.26 |
| Actual | - g         /    - oz | 2,270 | 1,925 | 1,954 | 2,664 | 72.99 | 61.89 | 62.82 | 85.66 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 135 | 107 | 472 | 587 | 20 | 14 | 63 | 56 |
| Cost of sales | | 100 | 75 | 352 | 453 | 15 | 10 | 47 | 43 |
| Cash operating costs | | 66 | 53 | 236 | 269 | 10 | 7 | 32 | 26 |
| Other cash costs | | 9 | 7 | 33 | 40 | 1 | 1 | 4 | 4 |
| Total cash costs | | 75 | 60 | 269 | 309 | 11 | 8 | 36 | 30 |
| Rehabilitation and other non-cash costs | | 1 | 1 | 4 | 4 | - | - | 1 | - |
| Production costs | | 76 | 61 | 273 | 313 | 11 | 8 | 37 | 30 |
| Amortisation of mining assets | | 22 | 19 | 79 | 145 | 3 | 3 | 11 | 13 |
| Inventory change | | 2 | (5) | - | (5) | 1 | (1) | (1) | - |
| | | 35 | 32 | 120 | 134 | 5 | 4 | 16 | 13 |
| Realised non-hedge derivatives | | (1) | 3 | 2 | (10) | - | 1 | - | (1) |
| Adjusted operating profit | | 34 | 35 | 122 | 124 | 5 | 5 | 16 | 12 |
| Capital expenditure | | 11 | 4 | 29 | 67 | 2 | 1 | 4 | 6 |

# EAST AND WEST AFRICA REGION

| | | Quarter ended December 2003 | Quarter ended September 2003 | Year ended December 2003 | Year ended December 2002 | Quarter ended December 2003 | Quarter ended September 2003 | Year ended December 2003 | Year ended December 2002 |
|---|---|---|---|---|---|---|---|---|---|
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **YATELA - Attributable 40%** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **HEAP LEACH OPERATION** | | | | | | | | | |
| Volume mined | - 000 bcm / - 000 bcy | 1,863 | 816 | 4,452 | 3,687 | 2,437 | 1,067 | 5,823 | 4,822 |
| Mined | - 000 tonnes / - 000 tons | 3,683 | 1,637 | 8,847 | 7,517 | 4,060 | 1,805 | 9,752 | 8,286 |
| Placed [1] | - 000 tonnes / - 000 tons | 272 | 189 | 1,035 | 1,131 | 300 | 208 | 1,141 | 1,247 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | 10.54 | 10.64 | 8.75 | 7.25 | 10.54 | 10.64 | 8.75 | 7.25 |
| Yield [2] | - g / t / - oz / t | 2.22 | 2.34 | 2.84 | 3.60 | 0.065 | 0.068 | 0.083 | 0.105 |
| Gold placed [3] | - kg / - oz (000) | 605 | 443 | 2,940 | 4,072 | 19 | 14 | 95 | 131 |
| Gold produced | - kg / - oz (000) | 514 | 601 | 2,712 | 3,341 | 17 | 20 | 87 | 107 |
| Gold sold | - kg / - oz (000) | 553 | 653 | 2,757 | 3,299 | 18 | 21 | 89 | 106 |
| Price received | - R / kg / - $ / oz - sold | 85,400 | 85,574 | 87,871 | 104,010 | 395 | 358 | 361 | 311 |
| Total cash costs | - R / kg / - $ / oz - produced | 69,379 | 59,628 | 56,633 | 58,302 | 322 | 250 | 235 | 175 |
| Total production costs | - R / kg / - $ / oz - produced | 111,731 | 89,982 | 80,033 | 73,684 | 519 | 378 | 334 | 221 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g / - oz | 947 | 1,089 | 1,231 | 1,737 | 30.46 | 35.02 | 39.59 | 55.86 |
| Actual | - g / - oz | 646 | 760 | 949 | 1,495 | 20.77 | 24.43 | 30.50 | 48.07 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 47 | 56 | 242 | 343 | 7 | 8 | 32 | 33 |
| Cost of sales | | 59 | 54 | 218 | 240 | 9 | 7 | 29 | 23 |
| Cash operating costs | | 32 | 32 | 136 | 170 | 5 | 4 | 18 | 16 |
| Other cash costs | | 3 | 4 | 18 | 25 | 1 | 1 | 2 | 3 |
| Total cash costs | | 35 | 36 | 154 | 195 | 6 | 5 | 20 | 19 |
| Rehabilitation and other non-cash costs | | 2 | 2 | 5 | 4 | - | - | 1 | - |
| Production costs | | 37 | 38 | 159 | 199 | 6 | 5 | 21 | 19 |
| Amortisation of mining assets | | 20 | 16 | 58 | 47 | 3 | 2 | 8 | 5 |
| Inventory change | | 2 | - | 1 | (6) | - | - | - | (1) |
| | | (12) | 2 | 24 | 103 | (2) | 1 | 3 | 10 |
| Realised non-hedge derivatives | | - | - | - | - | - | - | - | - |
| Adjusted operating profit | | (12) | 2 | 24 | 103 | (2) | 1 | 3 | 10 |
| Capital expenditure | | 3 | 15 | 43 | 37 | - | 2 | 6 | 3 |

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

# NORTH AMERICA REGION

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | **Rand / Metric** | | | | **Dollar / Imperial** | | | |
| **CRIPPLE CREEK & VICTOR J.V.** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **HEAP LEACH OPERATION** | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | 13,631 | 12,760 | 47,419 | 43,675 | 15,026 | 14,066 | 52,270 | 48,144 |
| Placed [1] | - 000 tonnes / - 000 tons | 4,627 | 4,484 | 17,102 | 12,373 | 5,101 | 4,943 | 18,851 | 13,639 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | 2.24 | 2.12 | 2.06 | 2.31 | 2.24 | 2.12 | 2.06 | 2.31 |
| Yield [2] | - g / t / - oz / t | 0.65 | 0.55 | 0.67 | 0.82 | 0.019 | 0.016 | 0.020 | 0.024 |
| Gold placed [3] | - kg / - oz (000) | 3,027 | 2,474 | 11,484 | 10,156 | 97 | 80 | 369 | 327 |
| Gold produced | - kg / - oz (000) | 2,374 | 2,065 | 8,830 | 6,998 | 76 | 66 | 283 | 225 |
| Gold sold | - kg / - oz (000) | 2,303 | 2,065 | 8,758 | 6,998 | 74 | 66 | 282 | 225 |
| Price received | - R / kg / - $ / oz - sold | 70,600 | 86,295 | 82,238 | 111,779 | 328 | 363 | 340 | 335 |
| Total cash costs [4] | - R / kg / - $ / oz - produced | 43,794 | 51,696 | 47,992 | 62,509 | 203 | 217 | 199 | 187 |
| Total production costs | - R / kg / - $ / oz - produced | 66,764 | 75,156 | 74,864 | 103,042 | 310 | 315 | 310 | 306 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g / - oz | 3,659 | 3,281 | 2,895 | 2,593 | 117.63 | 105.49 | 93.07 | 83.38 |
| Actual | - g / - oz | 2,458 | 2,080 | 2,261 | 1,856 | 79.03 | 66.87 | 72.68 | 59.68 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 158 | 163 | 697 | 770 | 24 | 22 | 93 | 74 |
| Cost of sales | | 159 | 156 | 661 | 720 | 24 | 21 | 88 | 69 |
| Cash operating costs | | 138 | 148 | 569 | 617 | 21 | 20 | 76 | 59 |
| Other cash costs | | 3 | 4 | 18 | 21 | - | - | 2 | 2 |
| Total cash costs | | 141 | 152 | 587 | 638 | 21 | 20 | 78 | 61 |
| Rehabilitation and other non-cash costs | | (9) | (16) | (41) | (103) | (1) | (2) | (5) | (10) |
| Production costs | | 132 | 136 | 546 | 535 | 20 | 18 | 73 | 51 |
| Amortisation of mining assets | | 64 | 65 | 278 | 386 | 9 | 9 | 37 | 37 |
| Inventory change | | (37) | (45) | (163) | (201) | (5) | (6) | (22) | (19) |
| | | (1) | 7 | 36 | 50 | - | 1 | 5 | 5 |
| Realised non-hedge derivatives | | 5 | 16 | 24 | 11 | 1 | 2 | 3 | 1 |
| Adjusted operating profit | | 4 | 23 | 60 | 61 | 1 | 3 | 8 | 6 |
| Capital expenditure | | 14 | 56 | 181 | 706 | 3 | 8 | 24 | 66 |

[1] Tonnes / Tons placed onto leach pad.

[2] Gold placed / tonnes (tons) placed.

[3] Gold placed into leach pad inventory.

[4] Total cash cost calculation includes inventory change.

# NORTH AMERICA REGION

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **JERRITT CANYON J.V. - Attributable 70%** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | - | - | 479 | 938 | - | - | 528 | 1,034 |
| Treated | - 000 tonnes / - 000 tons | - | - | 463 | 932 | - | - | 511 | 1,027 |
| Yield | - g / t / - oz / t | - | - | 7.15 | 7.91 | - | - | 0.209 | 0.231 |
| Gold in ore | - kg / - oz (000) | - | - | 3,422 | 7,942 | - | - | 110 | 255 |
| Gold produced | - kg / - oz (000) | - | - | 3,311 | 7,373 | - | - | 107 | 237 |
| Gold sold | - kg / - oz (000) | - | - | 3,311 | 7,365 | - | - | 106 | 237 |
| Price received | - R / kg / - $ / oz - sold | - | - | 86,625 | 112,248 | - | - | 336 | 334 |
| Total cash costs | - R / kg / - $ / oz - produced | - | - | 69,686 | 84,466 | - | - | 270 | 249 |
| Total production costs | - R / kg / - $ / oz - produced | - | - | 94,657 | 117,503 | - | - | 366 | 348 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g / - oz | - | - | 2,015 | 2,369 | - | - | 64.78 | 76.16 |
| Actual | - g / - oz | - | - | 1,899 | 2,110 | - | - | 61.07 | 67.85 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | - | - | 284 | 812 | - | - | 35 | 78 |
| Cost of sales | | - | - | 322 | 857 | - | - | 40 | 82 |
| Cash operating costs | | - | - | 229 | 619 | - | - | 28 | 59 |
| Other cash costs | | - | - | 2 | 3 | - | - | - | - |
| Total cash costs | | - | - | 231 | 622 | - | - | 28 | 59 |
| Rehabilitation and other non-cash costs | | - | - | 5 | 16 | - | - | 1 | 2 |
| Production costs | | - | - | 236 | 638 | - | - | 29 | 61 |
| Amortisation of mining assets | | - | - | 77 | 228 | - | - | 10 | 22 |
| Inventory change | | - | - | 9 | (9) | - | - | 1 | (1) |
| | | - | - | (39) | (45) | - | - | (5) | (4) |
| Realised non-hedge derivatives | | - | - | 2 | 14 | - | - | - | 1 |
| Adjusted operating profit | | - | - | (36) | (31) | - | - | (5) | (3) |
| Capital expenditure | | - | - | 18 | 80 | - | - | 3 | 8 |

anglogold

# SOUTH AMERICA REGION

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **CERRO VANGUARDIA - Attributable 92.50%** [1] | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | 4,401 | 4,199 | 15,958 | 8,946 | 4,851 | 4,628 | 17,591 | 9,861 |
| Treated | - 000 tonnes / - 000 tons | 250 | 213 | 910 | 586 | 276 | 235 | 1,003 | 646 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | 18.79 | 19.69 | 18.49 | 13.87 | 18.79 | 19.69 | 18.49 | 13.87 |
| Yield | - g / t / - oz / t | 7.25 | 6.05 | 7.15 | 9.49 | 0.212 | 0.176 | 0.208 | 0.277 |
| Gold in ore | - kg / - oz (000) | 1,902 | 1,353 | 6,783 | 5,757 | 61 | 43 | 218 | 185 |
| Gold produced | - kg / - oz (000) | 1,814 | 1,291 | 6,501 | 5,561 | 58 | 41 | 209 | 179 |
| Gold sold | - kg / - oz (000) | 1,652 | 1,292 | 6,443 | 5,675 | 53 | 42 | 207 | 182 |
| Price received | - R / kg / - $ / oz - sold | 77,824 | 76,188 | 82,771 | 106,816 | 359 | 320 | 340 | 323 |
| Total cash costs | - R / kg / - $ / oz - produced | 29,971 | 41,121 | 34,630 | 34,384 | 138 | 173 | 143 | 104 |
| Total production costs | - R / kg / - $ / oz - produced | 57,735 | 72,220 | 63,100 | 67,362 | 267 | 303 | 261 | 203 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g / - oz | 1,762 | 1,664 | 1,674 | 1,984 | 56.66 | 53.51 | 53.81 | 63.80 |
| Actual | - g / - oz | 1,134 | 853 | 1,077 | 1,640 | 36.47 | 27.44 | 34.63 | 52.73 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 131 | 103 | 556 | 639 | 20 | 14 | 74 | 62 |
| Cost of sales | | 96 | 92 | 398 | 388 | 14 | 12 | 53 | 37 |
| Cash operating costs | | 42 | 44 | 179 | 146 | 6 | 6 | 24 | 14 |
| Other cash costs | | 12 | 9 | 46 | 45 | 2 | 1 | 6 | 4 |
| Total cash costs | | 54 | 53 | 225 | 191 | 8 | 7 | 30 | 18 |
| Rehabilitation and other non-cash costs | | 3 | 1 | 5 | 7 | - | - | 1 | 1 |
| Production costs | | 57 | 54 | 230 | 198 | 8 | 7 | 31 | 19 |
| Amortisation of mining assets | | 48 | 39 | 180 | 177 | 7 | 5 | 24 | 17 |
| Inventory change | | (9) | (1) | (12) | 13 | (1) | - | (2) | 1 |
| | | 35 | 11 | 158 | 251 | 6 | 2 | 21 | 25 |
| Realised non-hedge derivatives | | 4 | 4 | 18 | 20 | 1 | - | 2 | 2 |
| Adjusted operating profit | | 39 | 15 | 176 | 271 | 7 | 2 | 23 | 27 |
| Capital expenditure | | 17 | 32 | 72 | 25 | 2 | 4 | 10 | 2 |

[1] Effective July 2002 (previously 46.25%)

## SOUTH AMERICA REGION

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | December | September | December | December | December | September | December | December |
| | | 2003 | 2003 | 2003 | 2002 | 2003 | 2003 | 2003 | 2002 |
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **MORRO VELHO** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | 203 | 222 | 879 | 839 | 224 | 245 | 969 | 925 |
| Treated | - 000 tonnes / - 000 tons | 200 | 222 | 875 | 838 | 221 | 245 | 964 | 925 |
| Yield | - g / t / - oz / t | 8.00 | 7.22 | 7.22 | 7.12 | 0.233 | 0.210 | 0.211 | 0.208 |
| Gold in ore | - kg / - oz (000) | 1,723 | 1,723 | 6,797 | 6,462 | 55 | 55 | 219 | 208 |
| Gold produced | - kg / - oz (000) | 1,603 | 1,604 | 6,313 | 5,975 | 52 | 52 | 203 | 192 |
| **SURFACE AND DUMP RECLAMATION** | | | | | | | | | |
| Treated | - 000 tonnes / - 000 tons | 13 | 24 | 37 | - | 15 | 26 | 41 | - |
| Yield | - g / t / - oz / t | 2.14 | 1.90 | 1.99 | - | 0.063 | 0.055 | 0.058 | - |
| Gold produced | - kg / - oz (000) | 29 | 45 | 74 | - | 1 | 1 | 2 | - |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Mined | - 000 tonnes / - 000 tons | 781 | 1,305 | 3,975 | 1,644 | 861 | 1,438 | 4,382 | 1,812 |
| Treated | - 000 tonnes / - 000 tons | 62 | 35 | 179 | 112 | 69 | 39 | 197 | 123 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | 12.00 | 32.34 | 21.51 | 14.87 | 12.00 | 32.34 | 21.51 | 14.87 |
| Yield | - g / t / - oz / t | 4.28 | 4.92 | 3.94 | 3.61 | 0.125 | 0.143 | 0.115 | 0.105 |
| Gold in ore | - kg / - oz (000) | 302 | 198 | 793 | 406 | 10 | 6 | 25 | 13 |
| Gold produced | - kg / - oz (000) | 267 | 173 | 705 | 405 | 8 | 6 | 23 | 13 |
| **TOTAL** | | | | | | | | | |
| Yield | - g / t / - oz / t | 6.87 | 6.48 | 6.66 | 6.71 | 0.200 | 0.189 | 0.194 | 0.196 |
| Gold produced | - kg / - oz (000) | 1,899 | 1,822 | 7,092 | 6,380 | 61 | 59 | 228 | 205 |
| Gold sold | - kg / - oz (000) | 1,922 | 1,777 | 7,151 | 6,365 | 62 | 57 | 230 | 205 |
| Price received | - R / kg / - $ / oz - sold | 73,918 | 84,812 | 86,794 | 112,439 | 341 | 355 | 358 | 334 |
| Total cash costs | - R / kg / - $ / oz - produced | 31,247 | 34,827 | 33,866 | 44,273 | 144 | 146 | 141 | 131 |
| Total production costs | - R / kg / - $ / oz - produced | 44,411 | 48,029 | 48,082 | 65,056 | 205 | 202 | 199 | 193 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g / - oz | 505 | 469 | 449 | 368 | 16.23 | 15.09 | 14.44 | 11.85 |
| Actual | - g / - oz | 523 | 469 | 461 | 434 | 16.83 | 15.09 | 14.82 | 13.94 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 152 | 149 | 610 | 701 | 22 | 20 | 80 | 67 |
| Cost of sales | | 84 | 86 | 339 | 415 | 13 | 11 | 45 | 39 |
| Cash operating costs | | 58 | 62 | 234 | 276 | 9 | 8 | 31 | 26 |
| Other cash costs | | 2 | 2 | 6 | 7 | - | - | 1 | 1 |
| Total cash costs | | 60 | 64 | 240 | 283 | 9 | 8 | 32 | 27 |
| Rehabilitation and other non-cash costs | | 5 | 3 | 10 | 5 | 1 | - | 1 | - |
| Production costs | | 65 | 67 | 250 | 288 | 10 | 8 | 33 | 27 |
| Amortisation of mining assets | | 20 | 22 | 91 | 127 | 3 | 3 | 12 | 12 |
| Inventory change | | (1) | (3) | (2) | - | - | - | - | - |
| | | 68 | 63 | 271 | 286 | 9 | 9 | 35 | 28 |
| Realised non-hedge derivatives | | (2) | 3 | 18 | 14 | - | - | 2 | 1 |
| Adjusted operating profit | | 66 | 66 | 289 | 300 | 9 | 9 | 37 | 29 |
| Capital expenditure | | 57 | 53 | 192 | 173 | 8 | 7 | 25 | 17 |

# SOUTH AMERICA REGION

| | | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|---|
| | | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | | Rand / Metric | | | | Dollar / Imperial | | | |
| **SERRA GRANDE - Attributable 50%** | | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | | |
| **UNDERGROUND OPERATION** | | | | | | | | | | |
| Mined | - 000 tonnes | / - 000 tons | 94 | 94 | 374 | 369 | 104 | 104 | 412 | 407 |
| Treated | - 000 tonnes | / - 000 tons | 91 | 95 | 374 | 371 | 100 | 105 | 412 | 409 |
| Yield | - g / t | / - oz / t | 7.80 | 7.89 | 7.88 | 7.84 | 0.228 | 0.230 | 0.230 | 0.229 |
| Gold in ore | - kg | / - oz (000) | 744 | 765 | 3,054 | 3,036 | 24 | 25 | 99 | 98 |
| Gold produced | - kg | / - oz (000) | 708 | 753 | 2,947 | 2,913 | 23 | 24 | 95 | 94 |
| Gold sold | - kg | / - oz (000) | 761 | 697 | 2,939 | 2,988 | 24 | 22 | 94 | 96 |
| Price received | - R / kg | / - $ / oz - sold | 73,617 | 84,284 | 86,757 | 112,928 | 340 | 354 | 357 | 334 |
| Total cash costs | - R / kg | / - $ / oz - produced | 28,362 | 26,026 | 26,241 | 33,967 | 131 | 109 | 109 | 100 |
| Total production costs | - R / kg | / - $ / oz - produced | 38,570 | 38,624 | 39,323 | 53,584 | 178 | 162 | 163 | 158 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | | |
| Target | - g | / - oz | 825 | 900 | 874 | 879 | 26.53 | 28.92 | 28.08 | 28.25 |
| Actual | - g | / - oz | 863 | 939 | 926 | 932 | 27.74 | 30.19 | 29.77 | 29.97 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | | |
| Gold income | | | 60 | 58 | 252 | 329 | 9 | 8 | 34 | 31 |
| Cost of sales | | | 29 | 26 | 115 | 161 | 4 | 4 | 15 | 15 |
| Cash operating costs | | | 19 | 19 | 74 | 94 | 3 | 3 | 10 | 9 |
| Other cash costs | | | 1 | 1 | 3 | 5 | - | - | - | - |
| Total cash costs | | | 20 | 20 | 77 | 99 | 3 | 3 | 10 | 9 |
| Rehabilitation and other non-cash costs | | | (1) | - | - | 1 | - | - | - | - |
| Production costs | | | 19 | 20 | 77 | 100 | 3 | 3 | 10 | 9 |
| Amortisation of mining assets | | | 8 | 9 | 39 | 56 | 1 | 1 | 5 | 5 |
| Inventory change | | | 2 | (3) | (1) | 5 | - | - | - | 1 |
| | | | 31 | 32 | 137 | 168 | 5 | 4 | 19 | 16 |
| Realised non-hedge derivatives | | | (1) | - | 3 | 8 | - | - | - | 1 |
| Adjusted operating profit | | | 30 | 32 | 140 | 176 | 5 | 4 | 19 | 17 |
| Capital expenditure | | | 9 | 6 | 25 | 32 | 1 | 1 | 3 | 3 |

## AUSTRALIA REGION

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **SUNRISE DAM** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Volume mined | - 000 bcm / - 000 bcy | 5,027 | 6,186 | 20,500 | 14,703 | 6,575 | 8,092 | 26,815 | 19,232 |
| Treated | - 000 tonnes / - 000 tons | 952 | 889 | 3,564 | 3,407 | 1,049 | 980 | 3,929 | 3,756 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | 14.78 | 18.81 | 15.92 | 10.22 | 14.78 | 18.81 | 15.92 | 10.22 |
| Yield | - g / t / - oz / t | 3.03 | 2.98 | 3.12 | 3.49 | 0.089 | 0.087 | 0.091 | 0.102 |
| Gold produced | - kg / - oz (000) | 2,889 | 2,652 | 11,122 | 11,892 | 93 | 85 | 358 | 382 |
| Gold sold | - kg / - oz (000) | 2,862 | 2,640 | 11,084 | 11,887 | 92 | 85 | 357 | 382 |
| Price received | - R / kg / - $ / oz - sold | 91,460 | 84,662 | 91,894 | 104,062 | 425 | 357 | 381 | 310 |
| Total cash costs | - R / kg / - $ / oz - produced | 49,767 | 57,704 | 55,073 | 59,451 | 230 | 242 | 228 | 177 |
| Total production costs | - R / kg / - $ / oz - produced | 65,980 | 73,029 | 71,196 | 76,271 | 305 | 307 | 295 | 227 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g / - oz | 3,045 | 3,271 | 3,109 | 1,933 | 97.89 | 105.16 | 99.96 | 62.14 |
| Actual | - g / - oz | 2,895 | 2,889 | 2,937 | 3,136 | 93.07 | 92.90 | 94.42 | 100.83 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 240 | 220 | 981 | 1,228 | 36 | 30 | 131 | 118 |
| Cost of sales | | 183 | 201 | 801 | 886 | 28 | 27 | 107 | 86 |
| Cash operating costs | | 137 | 147 | 588 | 676 | 21 | 20 | 79 | 65 |
| Other cash costs | | 6 | 6 | 25 | 31 | 1 | 1 | 3 | 3 |
| Total cash costs | | 143 | 153 | 613 | 707 | 22 | 21 | 82 | 68 |
| Rehabilitation and other non-cash costs | | 2 | 2 | 7 | 7 | - | - | 1 | 1 |
| Production costs | | 145 | 155 | 620 | 714 | 22 | 21 | 83 | 69 |
| Amortisation of mining assets | | 45 | 39 | 172 | 193 | 7 | 5 | 23 | 18 |
| Inventory change | | (7) | 7 | 9 | (21) | (1) | 1 | 1 | (1) |
| | | 57 | 19 | 180 | 342 | 8 | 3 | 24 | 32 |
| Realised non-hedge derivatives | | 21 | 4 | 37 | 9 | 4 | - | 5 | 1 |
| Adjusted operating profit | | 78 | 23 | 217 | 351 | 12 | 3 | 29 | 33 |
| Capital expenditure | | 67 | 37 | 148 | 258 | 9 | 5 | 20 | 26 |

# AUSTRALIA REGION

| | | Quarter ended | | Year ended | | Quarter ended | | Year ended | |
|---|---|---|---|---|---|---|---|---|---|
| | | December 2003 | September 2003 | December 2003 | December 2002 | December 2003 | September 2003 | December 2003 | December 2002 |
| | | Rand / Metric | | | | Dollar / Imperial | | | |
| **UNION REEFS** | | | | | | | | | |
| **OPERATING RESULTS** | | | | | | | | | |
| **OPEN-PIT OPERATION** | | | | | | | | | |
| Volume mined | - 000 bcm / - 000 bcy | - | 59 | 1,387 | 3,024 | - | 77 | 1,814 | 3,955 |
| Treated | - 000 tonnes / - 000 tons | 19 | 680 | 2,048 | 2,707 | 21 | 750 | 2,258 | 2,984 |
| Stripping ratio | - t (mined total - mined ore) / t mined ore | - | 1.99 | 5.27 | 3.24 | - | 1.99 | 5.27 | 3.24 |
| Yield | - g / t / - oz / t | 7.71 | 1.02 | 1.12 | 1.36 | 0.225 | 0.030 | 0.033 | 0.040 |
| Gold produced | - kg / - oz (000) | 146 | 693 | 2,303 | 3,680 | 5 | 23 | 74 | 118 |
| Gold sold | - kg / - oz (000) | 136 | 708 | 2,313 | 3,666 | 4 | 23 | 74 | 118 |
| Price received | - R / kg / - $ / oz - sold | 73,922 | 85,601 | 90,321 | 102,875 | 335 | 360 | 362 | 306 |
| Total cash costs | - R / kg / - $ / oz - produced | 39,413 | 57,143 | 68,358 | 75,630 | 179 | 240 | 272 | 224 |
| Total production costs | - R / kg / - $ / oz - produced | 39,470 | 57,172 | 71,320 | 92,248 | 179 | 240 | 283 | 273 |
| **PRODUCTIVITY PER EMPLOYEE** | | | | | | | | | |
| Target | - g / - oz | 432 | 2,809 | 2,269 | 1,978 | 13.89 | 90.30 | 72.96 | 63.59 |
| Actual | - g / - oz | 905 | 2,151 | 1,572 | 1,928 | 29.10 | 69.15 | 50.54 | 61.98 |
| **FINANCIAL RESULTS (MILLION)** | | | | | | | | | |
| Gold income | | 11 | 59 | 206 | 378 | 2 | 8 | 27 | 36 |
| Cost of sales | | 10 | 45 | 178 | 341 | 2 | 6 | 23 | 33 |
| Cash operating costs | | 6 | 40 | 158 | 279 | 1 | 5 | 20 | 27 |
| Other cash costs | | - | - | - | - | - | - | - | - |
| Total cash costs | | 6 | 40 | 158 | 279 | 1 | 5 | 20 | 27 |
| Rehabilitation and other non-cash costs | | - | - | 5 | 24 | - | - | 1 | 3 |
| Production costs | | 6 | 40 | 163 | 303 | 1 | 5 | 21 | 30 |
| Amortisation of mining assets | | - | - | 2 | 37 | - | - | - | 3 |
| Inventory change | | 4 | 5 | 13 | 1 | 1 | 1 | 2 | - |
| | | 1 | 14 | 28 | 37 | - | 2 | 4 | 3 |
| Realised non-hedge derivatives | | (1) | 2 | 3 | (1) | - | - | - | - |
| Adjusted operating profit | | - | 16 | 31 | 36 | - | 2 | 4 | 3 |
| Capital expenditure | | - | - | - | 1 | - | - | - | - |

# Administrative information

**AngloGold Limited**
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa
ISIN: ZAE000043485
Share codes:
JSE: ANG
LSE: 79 LK
NYSE: AU
ASX: AGG
Euronext Paris: VA
Euronext Brussels: ANG BB

**JSE Sponsor:** UBS

**Auditors:** Ernst & Young

**Contacts**
**South Africa**
***Steve Lenahan***
Telephone: +27 11 637 6248
Fax: +27 11 637 6400
E-mail: slenahan@anglogold.com

***Peta Baldwin***
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

**Europe/Asia**
***Tomasz Nadrowski***
Telephone: +1 212 750 7999
Fax: +1 212 750 5626
E-mail: tnadrowski@anglogold.com

**United States of America**
***Charles Carter***
Telephone: (800) 417 9255 (toll free in USA and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com

**Australia**
***Andrea Maxey***
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

**General E-mail enquiries**
investors@anglogold.com

**AngloGold website**
http://www.anglogold.com

**Directors**
***Executive***
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

***Non-Executive***
R P Edey* (Chairman)
Dr T J Motlatsi (Deputy Chairman)
F B Arisman#
Mrs E le R Bradley
C B Brayshaw
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British # American

**Offices**
***Registered and Corporate***
Managing Secretary
Ms Y Z Simelane

Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

***Australia***
Level 13, St Martins Tower
44 St George's Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

***United Kingdom Secretaries***
St James's Corporate Services Limited
6 St James's Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

**Share Registrars**
***South Africa***
Computershare Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 7700
Fax: +27 11 688 7722

***United Kingdom***
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

***Australia***
Computershare Investor Services Pty Limited
Level 2, 45 St George's Terrace
Perth, WA 6000
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 7010 (in Australia)
Fax: +61 8 9323 2033

**ADR Depositary**
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

**Global BuyDIRECT℠**
The Bank of New York maintains a direct share purchase and dividend reinvestment plan for AngloGold. For additional information, please visit The Bank of New York's website at www.globalbuydirect.com or call Shareholder Relations Department at 1-888-BNY-ADRS or write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America
Fax: +1 302 738 7210

PRINTED BY INCE (PTY) LIMITED

Certain statements contained in this document, including, without limitation, those concerning the letter from the Chairman and CEO, the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold's exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold's operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management. For a discussion on such risk factors, refer to the annual report on Form 20-F for the year ended 31 December 2002, which was filed with the Securities and Exchange Commission on 7 April 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date:    30 JANUARY 2004                    By: /s/ C R BULL

                                           Name:  C R Bull
                                           Title:    Company Secretary